SCIENCE

Alexandria Real Estate Equities, Inc. 2004 Annual Report

SCIENCE The critical mission driving the creation of life science clusters is to foster collaboration and the translation of life science discoveries into commercialized technologies beneficial to human healthcare. Over 500,000 people worldwide lose their vision annually from a disease called wet age-related macular degeneration ("AMD"). Wet AMD is the leading cause of blindness in people over the age of fifty. More than 1.6 million people are affected by the disease in the United States alone. With increasing senior populations in many countries, there is an urgent, growing need for a cure for Wet AMD. In December 2004, the U.S. Food & Drug Administration approved a new drug called Macugen® for the treatment of all types of Wet AMD. Alexandria's client tenant Eyetech Pharmaceuticals, Inc., launched the drug in collaboration with international pharmaceutical giant, Pfizer, Inc., successfully delivering Macugen® from the laboratory to the patient.



❶
A patient visits a medical clinic demonstrating symptoms of disease.





② Multiple studies are performed by various specialists to determine the specific cause of the problem.



③

Scientists at leading-edge research and development facilities perform experiments and apply novel approaches with the goal of discovering a treatment or cure that specifically targets the disease.



...ce approved by the U.S.
...ood & Drug Administration,
...he drug is manufactured and
...elivered through a wide
...distribution network.


MACUGEN®


MACUGEN®
MACUGEN®
MACUGEN®
MACUGEN

⑤

The patient is treated with the new drug and symptoms of the disease are eradicated.



PRINTING COLORGRAPHICS **DESIGN** OPTO **CONSULTING DESIGNERS** KELLY ATKINS AND NANCY CAAL **ILLUSTRATION** EBOY

Alexandria Real Estate Equities, Inc. (ARE:NYSE) is the pre-eminent real estate investment trust focused principally on the ownership, operation, management, acquisition, expansion and redevelopment and selective development of properties containing office/laboratory space, a niche which we pioneered. Alexandria has an outstanding almost eight-year track record as an NYSE listed company with an approximate $2.85 billion total market capitalization as of December 31, 2004. We provide high-quality laboratory facilities, services and capital to the broad and diverse life science sector. Alexandria's national operating platform is based on the principle of "clustering" with assets and operations strategically located in key life science hub markets.

DEAR SHAREHOLDER

Alexandria Real Estate Equities, Inc. 2004 Annual Report

Alexandria Real Estate Equities, Inc. (ARE:NYSE) is the pre-eminent real estate investment trust focused principally on the ownership, operation, management, acquisition, expansion and redevelopment and selective development of properties containing office/laboratory space, a niche which we pioneered. Alexandria has an outstanding almost eight-year track record as an NYSE listed company with an approximate $2.85 billion total market capitalization as of December 31, 2004. We provide high-quality laboratory facilities, services and capital to the broad and diverse life science sector. Alexandria's national operating platform is based on the principle of "clustering" with assets and operations strategically located in key life science hub markets.


ARE 538.8%
NAREIT ALL EQUITY 254.2%
RUSSELL 2000 190.5%
S&P 500 161.2%

To Fellow Alexandria Real Estate Equities, Inc. Owners:

2004 WAS A STELLAR YEAR for Alexandria – marking one of the strongest performances in the Company's almost eight-year track record as a New York Stock Exchange listed company. Alexandria's unique operating platform continued to provide solid investment rewards for all investor styles. As the pre-eminent real estate investment trust principally focused on the office/laboratory niche which we pioneered, Alexandria has generated a compounded annual growth rate (from our initial public offering on May 28, 1997 ("IPO") through December 31, 2004) of: (i) approximately 24.8% in Funds From Operations ("FFO") per share (diluted), (ii) approximately 32.2% in total assets, and (iii) approximately 34.6% in total market capitalization, each demonstrating one of the real estate industry's top growth rates. Other key financial metrics included our total return performance (assuming reinvestment of all dividends) from our IPO through December 31, 2004 of approximately 539%, significantly outperforming the NAREIT All Equity Index which increased approximately 254%, the Russell 2000 Index which increased approximately 191%, and the S&P 500 Index which increased approximately 161%. These are truly remarkable accomplishments achieved through challenging and varying economic cycles.

Alexandria's ability to navigate these cycles and to effectively manage risk substantially enhanced our operating and financial results in 2004. Alexandria has an enviable track record of consistency, predictability, and solidity in our operational and financial performance. We have clearly, significantly, and positively distinguished ourselves from the rest of our publicly-traded REIT peers. Our results reflect the strength of our franchise, the depth of our client tenant relationships across all of our life science sectors. We are the Landlord of Choice to the Life Science Industry®, a coveted position that we intend to maintain. Our brand is powerful, relevant, important, and impactful to our life science constituency. All of us at Alexandria are gratified with our accomplishments during 2004 and for the almost eight years that we have been a publicly-traded company.

We are The Labspace® Company providing World Class Space for World Class Science® and our Unique Road Map for Growth℠ encompasses, among other components, (i) positive same property growth every quarter as a publicly-traded company, (ii) solid rental rate increases for lease rollovers every quarter as a publicly-traded company, (iii) redevelopment of space into more valuable Labspace®, (iv) ground-up development of Labspace®, (v) conversion of gross leases to valuable quadruple net leases and, as appropriate, (vi) generation of external growth through selected acquisitions.

Our focus is clear, our expertise and experience in both the real estate and life science industries are unparalleled, and our unique and highly focused strategy carefully crafted and executed. During 2004, and continuously every quarter since our IPO, Alexandria has reported consistent, stable, and solid growth in FFO per share (diluted). This growth has been driven by the successful day-to-day execution of our differentiated strategy, unique multi-faceted business model, and highly efficient strategic operating platform focused on the key life science cluster markets. During 2004, we continued to maintain a well-balanced client tenant base representing a broad and diverse cross section of the life science industry. The average remaining lease duration of our top 20 client tenants is approximately eight years. The strength and diversity of our client tenants, coupled with their remaining lease durations, provide Alexandria with long-term quality cash flow. Our Labspace® is well located in our key life science cluster markets and well diversified geographically. These combined strengths should enable continued growth during both positive and challenging economic environments.

During 2004, we raised our quarterly cash dividend on three separate occasions, representing a cumulative increase in our cash dividend per common share of 14%. These increases reflect our policy to seek managed growth in dividends while retaining a significant level of free cash flow. During 2004, Alexandria generated substantial free cash flow (FFO less straight-line rent adjustments, capital expenditures, and dividends on common stock), providing important internal funding for our core organic growth. Additionally, our dividend payout ratio remained among the industry's lowest at approximately 57% as of December 31, 2004. Our low payout ratio will provide both near-term and long-term opportunities for future growth in dividends to our fellow shareholders.

Our growth has been achieved without compromising our strong and flexible capital base. We take pride in the achievement of these significant milestones and in our quest to continually create and increase shareholder value.

THE LIFE SCIENCE INDUSTRY Breakthrough treatments and products are being generated in the laboratory, as well as making significant contributions to our economy, our homeland security and national defense, and helping us to live better and healthier lives. The life science industry is increasingly focused on moving research conducted at the laboratory bench to the patient's bedside in order to accelerate and improve the positive impact on human healthcare.



JOEL S. MARCUS
CHIEF EXECUTIVE OFFICER

The life science industry will advance the frontiers of medical science by continuing to more rapidly develop new life-saving, cost-effective medicines, vaccines, and other therapies created to predict, prevent, diagnose, treat, and cure disease. New discoveries will be made which will enable patients to lead longer, healthier, happier, and more productive lives. We are comfortable with the sustainability of life science industry research and its economic drivers, and are optimistic about its future space requirements. It is important to note that the life science industry is increasingly becoming a significant component and beneficiary of our country's critical bioterrorism research and development programs.

Among a wide variety of life science funding sources, it is estimated that pharmaceutical research and development expenditures have exceeded $38 billion in 2004, a 12% increase over the previous year. Biotechnology related research spending exceeded $20 billion in 2002. The budget for the National Institutes of Health more than doubled between 1998–2004, and is expected to approximate $29 billion in 2005. Separate life science related governmental expenditures, including the National Science Foundation, approximate $6 billion in fiscal year 2005. In addition, Project Bioshield, new legislation which Congress passed last year, provides $5.6 billion over ten years for research and procurement of defensive agents to chemical, biological and radiological weapons.



JERRY M. SUDARSKY
CHAIRMAN OF THE BOARD

OPERATIONAL REVIEW AND FINANCIAL HIGHLIGHTS Once again, and for every quarter as a publicly-traded company, our full-year growth in GAAP net operating income for our static pool of "same properties" was positive, (approximately 2.2% for the year ended December 31, 2004) which is impressive considering most other REITs have struggled in recent years to achieve positive same property results. These internal growth metrics represent broad-based solid performance in our markets. Contributing to this growth is the fact that approximately 89% of our leases have annual rental rate increases generally ranging from 3% to 3.5%. Rental rate increases on the rollover of leases in our portfolio approximated 9%, on a GAAP basis, driving our internal core growth. Alexandria had a very strong year, signing a total of 78 leases for approximately 1,146,000 square feet of space, with solid average rental rate increases. As of December 31, 2004, we also reported total occupancy of approximately 95.2% for our operating portfolio.

At year-end, we had 17 properties in our value creation redevelopment pipeline, comprising a total of approximately 669,000 square feet which we are redeveloping accounting for approximately 9% of our total square footage. We have also identified approximately 625,000 square feet of additional redevelopment opportunities embedded in our existing assets.

In addition, at year-end, we had six properties under development comprising a total of 358,000 square feet, and a development land bank together with expansion opportunities embedded in our existing asset base approximating 3,719,000 square feet.

During 2004, we also benefited from external growth with the closing of approximately $374 million in acquisitions, adding approximately 1.6 million square feet to our asset base. Our external growth strategies, once again, remained highly selective and focused on our key life science cluster markets as we continued to expand, strengthen, and enhance our strategic franchise.

In a very cost-conscious environment, we have continued to focus on effectively controlling the costs of our operations and have continued to maintain strong operating margins, which approximated a very healthy 79% during 2004, and have maintained strong year-end interest and fixed charge coverage ratios of 4.53 and 2.70, respectively. During 2004, we sold one property at a net gain of approximately $1.6 million. This sale reflects our program to critically evaluate the strategic value of all of our properties on an ongoing basis, and sell selected properties when appropriate so that capital may be prudently recycled. This sale provided more than $5 million in recycled capital to be put to work on more strategic opportunities for future growth.

We continued to execute our strategy of maintaining a strong, conservative, flexible and transparent capital structure. We have experienced solid growth while steadfastly maintaining balance sheet strength and flexibility. FFO for the year 2004 was approximately $86.6 million on revenues of approximately $183.3 million. Our debt to total market capitalization as of December 31, 2004 approximated 42%.

OPERATION OUTREACH AND GLOBAL DISASTERS We were deeply saddened by the devastation caused by the earthquake and subsequent tsunami in South Asia in late December 2004. Our response was immediate and focused. We supported Doctors Without Borders and their important work in the disaster regions. Beyond our immediate response, Alexandria remains committed to assisting over the long term through supporting initiatives to rebuild the physical and economic infrastructures of the impacted countries. We believe that our business success is accompanied by a responsibility to act.

Alexandria continued its Operation Outreach program in 2004 on the heels of a very successful launch in 2003. Our goal was to reach out to the families of deployed soldiers, particularly National Guard or Reserve personnel who were activated and deployed, that faced considerable challenges and had significant needs.

We were able to help several young low income families with basic primary needs. Having seen three of our sponsored soldiers returned home, we found that even after the period of deployment, the difficulty of getting reestablished creates continued hardship. When one of our returned soldiers was forced to relocate from his home in order to seek employment in another area, we helped this family with moving expenses. Another returning soldier had been injured when his tank hit an electrical wire and he was electrocuted and thrown from his vehicle. We continued helping this activated citizen soldier and his family as he was not able to undertake the simplest tasks around the home. We were able to step in and help forestall a foreclosure on the home of another returned soldier, so his three teenage children would not have to be uprooted in the middle of the school year.

It is humbling to be a part of the struggles and triumphs of these men and women as they sacrifice their personal lives to serve in our military and protect our freedom. It is our privilege to work closely with them and to stand by them during this challenging time.

As we continue with Operation Outreach in 2005, we would like to recognize and thank everyone who contributed to this critically important effort during 2004.

OUTLOOK As we begin 2005, we are energized by the challenges ahead, and optimistic about the future. Alexandria's success, past, present, and future, has deep roots in our Unique Roadmap for Growth℠, our client tenant relationships, our successful management of capital and risk, our strategic operating platform, and above all, our people and reputation. It is the successful combination of these positive attributes that has enabled us to serve our client tenants and to generate very attractive returns for our shareholders in

2004. We believe we can continue to do so and that we can deliver sustainable and meaningful growth.

The quality of Alexandria's Labspace® has earned the faith and trust of our life science industry constituency. So too, the integrity of our business goals, beliefs, practices, and principles have earned the faith and trust of our shareholders, client tenants, business relationships, and employees. We are an efficient and cost-conscious business culture managed by a team which possesses highly focused expertise, experience, strength, and depth. Our unparalleled and unique business model and brand gives us a clear and sustainable competitive advantage, together with the multi-faceted growth strategies that we have implemented. These will enable us to achieve continued success. We remain highly focused and as dedicated and enthusiastic as ever. Our people are second to none in the industry. This human capital base is important and significant. We thank our entire team for their outstanding collective accomplishments during 2004.

We thank our shareholders for choosing to invest in Alexandria, our client tenants for choosing to work with us, and our people for leading our outstanding performance. We will strive to continue to serve our client tenants' Labspace® needs, setting the standard, capitalizing on market opportunities, and harnessing the entrepreneurial talent and spirit of our people.

Joel S. Marcus
Chief Executive Officer

Jerry M. Sudarsky
Chairman of the Board

Alexandria Real Estate Equities, Inc. (ARE:NYSE) is the pre-eminent real estate investment trust focused principally on the ownership, operation, management, acquisition, expansion and redevelopment and selective development of properties containing office/laboratory space, a niche which we pioneered. Alexandria has an outstanding almost eight-year track record as an NYSE listed company with an approximate $2.85 billion total market capitalization as of December 31, 2004. We provide high-quality laboratory facilities, services and capital to the broad and diverse life science sector. Alexandria's national operating platform is based on the principle of "clustering" with assets and operations strategically located in key life science hub markets.

TALENT

Alexandria Real Estate Equities, Inc. 2004 Annual Report

TALENT Human capital is a critical component in the development of a successful life science cluster. The synthesis of knowledge and skills produced by the collaboration of science and business talent in a life science region is a crucial feature of a thriving market. One of the leading life science cluster markets is Seattle, Washington. Home to an impressive number of renowned scientists and executives, Seattle is a hub for entrepreneurs and academics with superior expertise in both life science and information technology. In order to maintain the world class status of the science being conducted, Seattle's research institutions and businesses foster younger generations of scientific thinkers through student internships and employment opportunities. Alexandria has established a highly capable local management team to develop and support the necessary infrastructure and relationships for the continued growth of Seattle's life science community.





LEE HOOD, M.D., Ph.D.
President
Institute for Systems Biology

Dr. Lee Hood, an internationally prominent scientist and entrepreneur responsible for pioneering the DNA gene sequencer, established the Institute for Systems Biology to identify strategies for predicting and preventing diseases such as cancer, diabetes and AIDS.



BRUCE L.A. CARTER, Ph.D.
President & CEO
ZymoGenetics, Inc.

Dr. Bruce Carter, a seasoned life science industry veteran with international science and business experience, is President and CEO of ZymoGenetics Inc., one of Seattle's most prominent biopharmaceutical companies with several marketed therapeutic products.





LEE HARTWELL, Ph.D.
President & Director
Fred Hutchinson Cancer Research Center

Dr. Lee Hartwell, 2001 Nobel Laureate in Physiology or Medicine, is a leader in cutting-edge research and clinical programs focused on cancer.



BARON WELLMAN
Senior Engineer
Alexandria Real Estate Equities, Inc.

As Senior Engineer, Baron Wellman is responsible for maintaining and operating all building systems and managing a team of skilled engineers whose responsibility is to ensure the highest level of service is provided to Alexandria's client tenants.





ERICA ANDERSEN-NISSEN
Graduate Student, University of Washington
Location: Institute for Systems Biology

Providing educational job opportunities for up and coming scientists like Erica Andersen-Nissen helps foster a new generation of scientific minds that will fuel future growth of the life science industry.





CRAIG A. SMITH, Ph.D. (left)
Chief Scientific Officer
VLST Corp.

CARL WEISSMAN (center)
President & CEO
Accelerator Corp.

STEVEN R. WILEY, Ph.D. (right)
Chief Technology Officer
VLST Corp.

The scientific team of Drs. Craig Smith and Steven Wiley, invented the arthritis drug Enbrel®, which is now a multibillion dollar biotechnology product, and are co-founders of an emerging biotechnology company dedicated to the development of next-generation monoclonal antibody therapeutics. This company was founded, in part, by Accelerator Corp., led by President and CEO Carl Weissman. Accelerator Corp., an innovative and creative vehicle designed to foster promising start-ups, is anchored by The Institute for Systems Biology, together with Alexandria and several prominent venture capital firms.



ERIN TICE
Asset Services Coordinator – Seattle
Alexandria Real Estate Equities, Inc.

Erin Tice manages all daily operations and oversees construction management of existing facilities for Alexandria in the Seattle life science cluster.

CAPITAL

Alexandria Real Estate Equities, Inc. 2004 Annual Report

Alexandria Real Estate Equities, Inc. (ARE:NYSE) is the pre-eminent real estate investment trust focused principally on the ownership, operation, management, acquisition, expansion and redevelopment and selective development of properties containing office/laboratory space, a niche which we pioneered. Alexandria has an outstanding almost eight-year track record as an NYSE listed company with an approximate $2.85 billion total market capitalization as of December 31, 2004. We provide high-quality laboratory facilities, services and capital to the broad and diverse life science sector. Alexandria's national operating platform is based on the principle of "clustering" with assets and operations strategically located in key life science hub markets.

CAPITAL A fast growing aging population and longer life expectancy requires more effective medicines that will enhance human healthcare and the quality of life. Research, development and commercialization efforts in pursuit of new treatments are funded by significant capital from both the public and private sectors. The federal government continues to increase the budget for the National Institutes of Health ("NIH"), making it the world's best funded research center. A majority of the NIH's budget, now approaching $29 billion, is used to support early research programs at the nation's academic and non-profit research institutions. The U.S. pharmaceutical industry invests nearly $39 billion in research and development annually.

PUBLIC INTEREST AND SUPPORT Residents of California voted in favor of the **$3 BILLION** stem cell initiative in 2004. Several other states are planning similar initiatives.

BIOTECH – FINANCING 2004 was the second best year for biotechnology companies, raising approximately **$22.8 BILLION** of capital in pub and private financial markets. *4

$3,000,000,000

$22.8 BILLION

+160

$5.6

BIOTECH – PRODUCTS Significant investments made in biotechnology since the 1980s are paying off. Biotechnology companies introduced more than **160 NEW MEDICINES** in the last 10 years. These drugs accounted for 10% of global pharmaceutical sales in 2004. *5,6

BIODEFENSE To protect the nation against potential bioterrorism attacks, Congress passed Project BioShield in 2004. The legislation commits at least **$5.6 BILLION** of federal funding over 10 years to develop and manufacture novel vaccines against biological, radiological and chemical weapons.

20x

PHARMA SPENDING Pharmaceutical companies invested approximately **$38.8 BILLION** in research and development in 2004. This represents an over **12% INCREASE** in just one year, and is nearly 20 times the estimated investment of $2 billion in 1980. *1

1in5

AGING POPULATION From 2000 to 2025, the U.S. population of age 65 and older will increase over 80%. Nearly **ONE IN FIVE** will be "elderly." *7

+250%

NIH FUNDING To protect and promote the nation's health, the U.S. government continues to increase the funding for its premier research agency, the National Institutes of Health. The agency is now operating on the budget approaching **$29 BILLION**, a **250% INCREASE** in just one decade. *2

77.6 YEARS

LIFE EXPECTANCY The U.S. life expectancy rose to a record **77.6 YEARS**, thanks to a continued decrease in the death rate from heart disease and cancer. New medicines are helping us live a longer and healthier life. To keep up the momentum, more than 500 new drugs are now in clinical development to fight such diseases as stroke, cancer, cardiovascular, obesity and diabetes. *1,3

SOURCES / **1**. PhRMA / **2**. The White House, the Office of Management & Budget / **3**. The Centers for Disease Control / **4**. BioCentury / **5**. Biotechnology Industry Organization / **6**. IMS Health / **7**. U.S. Census Bureau

LOCATION

Alexandria Real Estate Equities, Inc. 2004 Annual Report

Alexandria Real Estate Equities, Inc. (ARE:NYSE) is the pre-eminent real estate investment trust focused principally on the ownership, operation, management, acquisition, expansion and redevelopment and selective development of properties containing office/laboratory space, a niche which we pioneered. Alexandria has an outstanding almost eight-year track record as an NYSE listed company with an approximate $2.85 billion total market capitalization as of December 31, 2004. We provide high-quality laboratory facilities, services and capital to the broad and diverse life science sector. Alexandria's national operating platform is based on the principle of "clustering" with assets and operations strategically located in key life science hub markets.


BALL PARK FERRY
SBC PARK
CALTRAIN
HIGHWAY 80
UCSF
HIGHWAY 280
HIGHWAY 101


BAY BRIDGE (TO OAKLAND)
UC BERKELEY
TRANSBAY TERMINAL
FERRY
FINANCIAL DISTRICT

THE SAN FRANCISCO BAY AREA LIFE SCIENCE CLUSTER MARKET is the historical birthplace of the biotechnology industry and home to significant leading academics, scientists, venture capital investors and entrepreneurs. Alexandria owns and operates Labspace® in each of the three strategic sub-markets proximate to the University of California at San Francisco, Stanford University and the University of California at Berkeley.

LOCATION The successful development of a cluster capitalizes on the close physical proximity of an area's existing resources in order to encourage collaboration and vigorous, integrated scientific activities across multiple disciplines in the life science industry: academic institutions, emerging and established life science companies, non-profit institutes, related governmental entities, clinics and specialty hospitals, and venture capital. As a very significant complement to the existing Alexandria strategic operating platform in the San Francisco Bay area, during the latter part of 2004, Alexandria acquired land and related entitlements to develop approximately 1.4 million square feet of life science and translational medicine related space at Mission Bay. These key entitled land parcels surround approximately 2.5 million square feet of the new life science research and clinical practice campus at the University of California, San Francisco. These entitlements provide Alexandria with a unique platform to deliver a variety of creative and innovative environments that will substantially enhance inventive and collaborative scientific thinking and processes conducted by a broad range of life science related entities. This life science cluster would be the first commercial center of its kind within the City of San Francisco.




OAKLAND INTERNATIONAL AIRPORT
AMGEN
GENENTECH


SAN FRANCISCO INTERNATIONAL AIRPORT
NASA AMES RESEARCH CENTER
STANFORD UNIVERSITY
NANOTECHNOLOGY AT STANFORD RESEARCH PARK
SAND HILL ROAD VENTURE CAPITAL CLUSTER
ALZA HEADQUARTERS
ROCHE BIOSCIENCES
ALEXANDRIA



FINANCIALS

Alexandria Real Estate Equities, Inc. 2004 Annual Report

Alexandria Real Estate Equities, Inc. (ARE:NYSE) is the *pre-eminent real estate* investment trust focused principally on the ownership, operation, management, acquisition, expansion and redevelopment and selective development of properties containing office/laboratory space, a niche which we pioneered. Alexandria has an outstanding almost eight-year track record as an NYSE listed company with an approximate $2.85 billion total market capitalization as of December 31, 2004. We provide high-quality laboratory facilities, services and capital to the broad and diverse life science sector. Alexandria's national operating platform is based on the principle of "clustering" with assets and operations strategically located in key life science hub markets.

FINANCIALS 2004

SELECTED FINANCIAL DATA

Alexandria Real Estate Equities, Inc. and Subsidiaries

The following table should be read in conjunction with our consolidated financial statements and notes thereto appearing elsewhere in this report.

Year Ended December 31, (Dollars in thousands, except per share amounts)	2004	2003	2002	2001	2000
OPERATING DATA:					
Total revenue	$ **183,284**	$ 160,558	$ 142,271	$ 120,861	$ 100,122
Total expenses	**124,715**	112,054	104,000	93,279	76,685
Income from continuing operations	**58,569**	48,504	38,271	27,582	23,437
Income from discontinued operations, net	**1,626**	11,139	1,761	2,695	2,572
Net income	$ **60,195**	$ 59,643	$ 40,032	$ 30,277	$ 26,009
Dividends on preferred stock	**12,595**	8,898	8,579	3,666	3,666
Preferred stock redemption charge	**1,876**	-	-	-	-
Net income available to common stockholders	$ **45,724**	$ 50,745	$ 31,453	$ 26,611	$ 22,343
Basic income per common share:					
Income from continuing operations (net of preferred stock dividends and preferred stock redemption charge)	$ **2.28**	$ 2.09	$ 1.69	$ 1.50	$ 1.37
Income from discontinued operations, net	$ **0.08**	$ 0.59	$ 0.10	$ 0.17	$ 0.18
Net income available to common stockholders	$ **2.37**	$ 2.67	$ 1.79	$ 1.67	$ 1.55
Diluted income per common share:					
Income from continuing operations (net of preferred stock dividends and preferred stock redemption charge)	$ **2.24**	$ 2.06	$ 1.66	$ 1.48	$ 1.35
Income from discontinued operations, net	$ **0.08**	$ 0.58	$ 0.10	$ 0.17	$ 0.17
Net income available to common stockholders	$ **2.33**	$ 2.64	$ 1.76	$ 1.64	$ 1.52
Weighted average shares of common stock outstanding					
Basic	**19,315,364**	18,993,856	17,594,228	15,953,459	14,460,711
Diluted	**19,658,759**	19,247,790	17,859,787	16,208,178	14,699,478
Cash dividends declared per share of common stock	$ **2.52**	$ 2.20	$ 2.00	$ 1.84	$ 1.72

Year Ended December 31, (Dollars in thousands)	2004	2003	2002	2001	2000
BALANCE SHEET DATA (AT YEAR END):					
Rental properties, net	$ 1,427,853	$ 982,297	$ 976,422	$ 796,626	$ 679,653
Total assets	$ 1,872,284	$ 1,272,577	$ 1,159,243	$ 962,146	$ 780,984
Secured notes payable, unsecured line of credit and unsecured term loan	$ 1,186,946	$ 709,007	$ 614,878	$ 573,161	$ 431,256
Total liabilities	$ 1,251,811	$ 765,442	$ 673,390	$ 629,508	$ 461,832
Stockholders' equity	$ 620,473	$ 507,135	$ 485,853	$ 332,638	$ 319,152
RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS:					
Net income	$ 60,195	$ 59,643	$ 40,032	$ 30,277	$ 26,009
Add:					
Depreciation and amortization [1]	42,523	38,901	34,071	30,578	24,251
Impairment of investments	-	-	2,545	-	-
Subtract:					
Dividends on preferred stock	(12,595)	(8,898)	(8,579)	(3,666)	(3,666)
Preferred stock redemption charge [2]	(1,876)	-	-	-	-
Gain/loss on sales of property [3]	(1,627)	(8,286)	-	-	-
Funds from operations [4]	$ 86,620	$ 81,360	$ 68,069	$ 57,189	$ 46,594
OTHER DATA:					
Cash flows from operating activities	$ 67,752	$ 74,847	$ 67,050	$ 60,340	$ 32,931
Cash flows from investing activities	$ (450,688)	$ (139,810)	$ (227,840)	$ (192,179)	$ (132,480)
Cash flows from financing activities	$ 381,109	$ 66,158	$ 162,204	$ 131,439	$ 98,879
Number of properties owned at year end	112	89	89	83	76
Rentable square feet of properties owned at year end	7,431,380	5,694,466	5,765,558	5,338,481	4,885,391
Occupancy of properties owned at year end	87%	88%	89%	89%	91%
Occupancy of properties owned at year end, excluding properties under redevelopment	95%	94%	96%	99%	98%

(1) Includes depreciation and amortization related to assets "held for sale" reflected as discontinued operations (for the periods prior to when such assets were designated as "held for sale").

(2) During the second quarter of 2004, we elected to redeem the 9.50% Series A cumulative redeemable preferred stock ("Series A preferred stock"). Accordingly, in compliance with Emerging Issues Task Force Topic D-42, we recorded a charge of $1,876,000, or $0.10 per common share (diluted) in the second quarter of 2004 for costs related to the redemption of the Series A preferred stock.

(3) Gain/loss on sales of property relates to the disposition of a property in the Suburban Washington D.C. market during the first quarter of 2004, the disposition of a property in the Suburban Washington D.C. market during the fourth quarter of 2003, the disposition of a property in the Eastern Massachusetts market during the third quarter of 2003, and the disposition of a property in the San Francisco Bay market during the first quarter of 2003. Gain/loss on sales of property is included in the income statement in income from discontinued operations, net.

(4) GAAP basis accounting for real estate assets utilizes historical cost accounting and assumes real estate values diminish over time. In an effort to overcome the miscorrelation between real estate values and historical cost accounting for real estate assets, the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") established the measurement tool of Funds From Operations ("FFO"). Since its introduction, FFO has become a widely used non-GAAP financial measure by REITs. We believe that FFO is helpful to investors as an additional measure of the performance of an equity REIT. We compute FFO in accordance with standards established by the Board of Governors of NAREIT in its April 2002 White Paper (the "White Paper") and related implementation guidance, which may differ from the methodology for calculating FFO utilized by other equity REITs, and, accordingly, may not be comparable to such other REITs. In 2003, NAREIT issued guidance, which modifies the calculation of FFO for both past and future periods. In accordance with NAREIT's revised guidance, we now include losses from early extinguishment of debt and real estate impairment charges in our calculation of FFO. As such, the reported amounts of FFO for the year ended December 31, 2002 have been modified from those previously reported. The White Paper defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. While FFO is a relevant and widely used measure of operating performance for REITs, it should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. We believe that net income is the most directly comparable GAAP financial measure to FFO. For a more detailed discussion of FFO, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Funds From Operations".

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Alexandria Real Estate Equities, Inc. and Subsidiaries

The terms "Company", "we", "our" and "us" as used in this report refer to Alexandria Real Estate Equities, Inc. and its subsidiaries. The following discussion should be read in conjunction with our consolidated financial statements and notes thereto appearing elsewhere in this report.

OVERVIEW

The following factors, among others, could cause actual results and future events to differ from those set forth or contemplated in the forward-looking statements included in this report:

- Changes in general economic conditions or in the real estate and life science industries;
- Risks and uncertainties related to how successful our tenants are in discovering, developing, making or selling their products and technologies;
- Potential liability for damages resulting from our tenant's use of hazardous materials;
- Adverse changes in the annual appropriations received by our government tenants;
- Economic conditions in our markets could adversely affect our business;
- Loss of a tenant could have a negative impact on our business;
- We may have difficulty managing our growth;
- Our debt service obligations may have adverse consequences on our business operations;
- Our unsecured line of credit and unsecured term loan restrict our ability to engage in some business activities;
- Ability to obtain additional capital to further our business objectives;
- Difficulties in identifying properties for acquisition or operating them successfully;
- Risks associated with completing developments and redevelopments;
- Our failure to qualify and maintain our status as a real estate investment trust under the Internal Revenue Code of 1986;
- Losses in excess of our insurance coverage;
- Environmental uncertainties;
- Failure to comply with laws, including the Americans with Disabilities Act and similar laws; and
- Ability to retain our senior executives.

Our success also depends upon economic trends and various market conditions. We caution you not to place undue reliance on forward-looking statements, which reflect our analysis only and speak as of the date of this report or, if different, as of the dates indicated in the statements. We assume no obligation to update or supplement forward-looking statements.

We are a publicly-traded real estate investment trust focused primarily on the ownership, operation, management, acquisition, expansion and selective redevelopment and development of high quality, strategically located properties containing office/laboratory space leased principally to tenants in the life science industry. We refer to these properties as "life science properties".

In 2004, we:

- Acquired 23 properties with an aggregate of approximately 1,630,000 rentable square feet. In addition, we completed the development of a property with an aggregate of approximately 104,000 rentable square feet.
- Expanded our unsecured line of credit from $440 million to $500 million and extended its term to December 2007, which may be further extended at our sole option for an additional one-year period.
- Expanded our unsecured term loan from $150 million to $250 million and extended its term to December 2009.

- Sold one property with approximately 42,000 rentable square feet.
- Completed a public offering of 5,185,500 shares of our 8.375% Series C cumulative redeemable preferred stock ("Series C preferred stock").
- Redeemed all of the outstanding shares of our 9.50% Series A cumulative preferred stock with proceeds from the Series C preferred stock offering.

Our primary source of revenue is rental income and tenant recoveries from leases at the properties we own. Of the 112 properties we owned as of December 31, 2004, four were acquired in 1994, nine in 1996, nine in 1997, 26 in 1998, six in 1999, 11 in 2000, five in 2001, four in 2002, four in 2003 (the "2003 Properties") and 23 in 2004. In addition, we completed the development of one property in 1999, five properties in 2000 (together with the 11 properties acquired in 2000, the "2000 Properties"), two properties in 2001 (together with the five properties acquired in 2001, the "2001 Properties"), two properties in 2002 (together with the four properties acquired in 2002, the "2002 Properties") and one property in 2004 (together with the 23 properties acquired in 2004, the "2004 Properties"). As a result of these acquisition and development activities, as well as our ongoing leasing and redevelopment activities, there have been significant increases in total revenues and expenses, including significant increases in total revenues and expenses for 2004 as compared to 2003, and for 2003 as compared to 2002.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). Our significant accounting policies are described in the notes to our consolidated financial statements. The preparation of these financial statements in conformity with GAAP requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. We base these estimates, judgments and assumptions on historical experience and on various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

REIT Compliance

We have elected to be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code. Qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code to our operations and financial results, and the determination of various factual matters and circumstances not entirely within our control. We believe that our current organization and method of operation comply with the rules and regulations promulgated under the Internal Revenue Code to enable us to qualify, and continue to qualify, as a REIT. However, it is possible that we have been organized or have operated in a manner that would not allow us to qualify as a REIT, or that our future operations could cause us to fail to qualify.

If we fail to qualify as a REIT in any taxable year, then we will be required to pay federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. If we lose our REIT status, then our net earnings available for investment or distribution to stockholders would be significantly reduced for each of the years involved and we would no longer be required to make distributions to our stockholders.

Rental Properties and Properties Under Development

In accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations", we perform the following procedures when making an allocation of the purchase price of real estate: (1) estimate the value of the real estate as of the acquisition date on an "as if vacant" basis; (2) allocate the "as if vacant" value among land, land improvements, buildings, building improvements, tenant improvements and equipment; (3) calculate the value of the intangibles as the difference between the "as if vacant" value and the purchase price; and (4) allocate the intangible value to above, below and at market leases, origination costs associated with in-place leases, tenant relationships and other intangible assets.

The values allocated to land improvements, buildings, building improvements, tenant improvements and equipment are depreciated on a straight-line basis using an estimated life of 20 years for land improvements, 40 years for buildings and building improvements, the respective lease term for tenant improvements and the estimated useful life for equipment. The values of above and below market leases are amortized over the life of the related lease and recorded as either an increase (for below market leases) or a decrease (for above market leases) to rental income. The values of at-market leases and origination costs are classified as leasing costs, included in other assets on our balance sheets and amortized over the remaining life of the lease.

Rental properties and properties under development are individually evaluated for impairment when conditions exist which may indicate that it is probable that the sum of expected future undiscounted cash flows is less than the carrying amount of the property. Upon determination that an impairment has occurred, a write-down is recorded to reduce the carrying amount of the property to its estimated fair value.

Capitalization of Costs

In accordance with Statement of Financial Accounting Standards No. 34, "Capitalization of Interest Cost" ("SFAS 34") and Statement of Financial Accounting Standards No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects" ("SFAS 67"), we capitalize direct construction and development costs, including predevelopment costs, interest, property taxes, insurance and other costs directly related and essential to the acquisition, development or construction of a project. Pursuant to SFAS 34 and SFAS 67, capitalization of construction and development costs is required while activities are ongoing to prepare an asset for its intended use. Costs incurred after a project is substantially complete and ready for its intended use are expensed as incurred. Costs previously capitalized related to abandoned acquisition or development opportunities are written-off. Should development activity cease, a portion of interest, property taxes, insurance and certain costs would no longer be eligible for capitalization, and would be expensed as incurred. Expenditures for repairs and maintenance are expensed as incurred.

We also capitalize costs directly related and essential to our leasing activities. These costs are amortized on a straight-line basis over the terms of the related leases. Costs that were previously capitalized and which related to unsuccessful leasing opportunities are written-off.

Accounting for Investments

We hold equity investments in certain publicly-traded companies and privately held entities primarily involved in the life science industry. All of our investments in publicly-traded companies are considered "available for sale" in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), and are recorded at fair value. Fair value has been determined as the closing trading price at the balance sheet date, with unrealized gains and losses shown as a separate component of stockholders' equity. The classification of investments under SFAS 115 is determined at the time each investment is made, and such determination is reevaluated at each balance sheet date. The cost of investments sold is determined by the specific identification method, with net realized gains included in other income.

Investments in privately held entities are generally accounted for under the cost method because we do not influence any operating or financial policies of the entities in which we invest. Certain investments are accounted for under the equity method in accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock" and Emerging Issues Task Force Topic D-46, "Accounting for Limited Partnership Investments". Under the equity method of accounting, we record our investment initially at cost and adjust the carrying amount of the investment to recognize our share of the earnings or losses of the investee subsequent to the date of our investment.

For all of our investments, if a decline in the fair value of an investment below its carrying value is determined to be other than temporary, such investment is written-down to its estimated fair value with a non-cash charge to current earnings. The factors that we consider in making these assessments include, but are not limited to, market prices, market conditions, financial condition, prospects for favorable or unfavorable clinical trial results, new product initiatives and/or sales, and new collaborative agreements.

Interest Rate Swap Agreements

We utilize interest rate swap agreements to hedge a portion of our exposure to variable interest rates associated with our unsecured line of credit and unsecured term loan. These agreements involve an exchange of fixed and floating interest payments without the exchange of the underlying principal amount (the "notional amount"). Interest received under all of our swap agreements is based on the one-month LIBOR rate. The net difference between the interest paid and the interest received is reflected as an adjustment to interest expense.

We reflect our interest rate swap agreements on the balance sheet at their estimated fair values. We use a variety of methods and assumptions based on market conditions and risks existing at each balance sheet date to determine the fair values of our interest rate swap agreements. These methods of assessing fair value result in a general approximation of value, and such value may never be realized.

All of our interest rate swap agreements meet the criteria to be deemed "highly effective" under the provisions of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" in reducing our exposure to variable interest rates. Accordingly, we have categorized these instruments as cash flow hedges. While we intend to continue to meet the conditions for such hedge accounting, if hedges did not qualify as "highly effective", the changes in the fair value of the derivatives used as hedges would be reflected in earnings.

We do not believe we are exposed to more than a nominal amount of credit risk in our interest rate swap agreements as our counterparties are established, well-capitalized financial institutions.

Recognition of Rental Income

Rental income from leases with scheduled rent increases, free rent and other rent adjustments is recognized on a straight-line basis over the respective lease terms. We include amounts currently recognized as income, and expected to be received in later years, in deferred rent in the accompanying consolidated balance sheets. Amounts received currently, but recognized as income in future years, are included as unearned rent in accounts payable, accrued expenses and tenant security deposits in the accompanying consolidated balance sheets. Tenant recoveries related to reimbursement of real estate taxes, insurance, repairs and maintenance, and other operating expenses are recognized as revenue in the period the applicable expenses are incurred.

We maintain an allowance for estimated losses that may result from the inability of our tenants to make required payments. If a tenant fails to make contractual payments beyond any allowance, we may recognize additional bad debt expense in future periods equal to the amount of unpaid rent and unrealized deferred rent.

Discontinued Operations

We follow the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" in determining whether a property qualifies as an asset "held for sale" and should be classified as "discontinued operations". A property is classified as "held for sale" when all of the following criteria for a plan of sale have been met: (1) management, having the authority to approve the action, commits to a plan to sell the property; (2) the property is available for immediate sale in its present condition, subject only to the terms that are usual and customary; (3) an active program to locate a buyer, and other actions required to complete the plan to sell, have been initiated; (4) the sale of the property is probable and is expected to be completed within one year; (5) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (6) actions necessary to complete the plan of sale indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. When all of these criteria have been met, the property is classified as "held for sale" and its operations are classified as discontinued operations in our consolidated statements of income. When a property is designated as "held for sale", amounts for all prior periods presented are reclassified from continuing operations to discontinued operations. A loss is recognized for any initial adjustment of the asset's carrying amount to fair value less costs to sell in the period the asset qualifies as "held for sale". Depreciation of assets is discontinued commencing on the date they are designated as "held for sale".

RESULTS OF OPERATIONS

Comparison of the Year Ended December 31, 2004 to the Year Ended December 31, 2003

Rental revenues increased by $17.5 million, or 14%, to $143.9 million for 2004 compared to $126.4 million for 2003. The increase resulted primarily from the 2003 Properties being owned for a full year and the addition of the 2004 Properties. Rental revenues from properties operating for a full year during 2004 and 2003 (the "2004 Same Properties") increased by $2.2 million, or 2.2%, primarily due to increases in rental rates and a slight increase in occupancy. The average occupancy level of the 2004 Same Properties was 97.1% as of December 31, 2004, compared to 96.6% as of December 31, 2003.

Tenant recoveries increased by $3.8 million, or 12%, to $35.9 million for 2004 compared to $32.1 million for 2003. The increase resulted primarily from the 2003 Properties being owned for a full year and the addition of the 2004 Properties. Tenant recoveries for the 2004 Same Properties increased by $575,000, or 2.3%, primarily due to increases in certain recoverable operating expenses during 2004.

Other income increased by $1.5 million, or 71%, to $3.5 million for 2004 compared to $2.1 million for 2003, primarily due to an increase in net realized gains on investments and from a general increase in miscellaneous income.

Rental operating expenses increased by $5.6 million, or 17%, to $38.4 million for 2004 compared to $32.8 million for 2003. The increase resulted primarily from the 2003 Properties being owned for a full year and the addition of the 2004 Properties. Operating expenses for the 2004 Same Properties increased by $398,000, or 1.6%, primarily due to increases in payroll, property taxes and repair and maintenance expenses offset slightly by a decrease in property insurance expenses. Substantially all of these changes in expenses resulted in corresponding changes in tenant recoveries.

General and administrative expenses increased by $894,000, or 6%, to $15.1 million for 2004 compared to $14.2 million for 2003, mainly due to compliance with Section 404 of the Sarbanes-Oxley Act, Operation Outreach and general increases in administrative costs. Our Operation Outreach program provides financial assistance to families of activated and deployed soldiers that face considerable challenges and have significant financial needs.

Interest expense increased by $2.3 million, or 9%, to $28.7 million for 2004 compared to $26.4 million for 2003. The increase resulted primarily from increases in indebtedness on our unsecured line of credit, unsecured term loan and secured notes payable, and to increases in the floating interest rates on our unsecured line of credit and unsecured term loan. These borrowings were utilized to finance the acquisition of the 2003 and 2004 Properties, and the development and redevelopment of properties. The weighted average effective interest rate on these borrowings (not including the effect of interest rate swap agreements) increased from 2.64% as of December 31, 2003 to 3.72% as of December 31, 2004. We have entered into certain swap agreements to hedge a portion of our exposure to variable interest rates with our unsecured line of credit and unsecured term loan (see "Liquidity and Capital Resources – Unsecured Line of Credit and Unsecured Term Loan").

Depreciation and amortization increased by $3.9 million, or 10%, to $42.5 million for 2004 compared to $38.6 million for 2003. The increase resulted primarily from depreciation associated with the 2003 Properties being owned for a full year and the addition of the 2004 Properties.

Income from discontinued operations of $1.6 million for 2004 reflects the results of operations of one property that was designated as "held for sale" as of December 31, 2003. In connection with this sale, we recorded a gain of approximately $1.6 million during 2004. Income from discontinued operations of $11.1 million for 2003 reflects the results of operations of three properties that were designated as "held for sale" as of December 31, 2002. In connection with the sale of these properties, we recorded a net gain of approximately $8.3 million during 2003.

Comparison of the Year Ended December 31, 2003 to the Year Ended December 31, 2002

Rental revenues increased by $14.7 million, or 13%, to $126.4 million for 2003 compared to $111.7 million for 2002. The increase resulted primarily from the 2002 Properties being owned for a full year and the addition of the 2003 Properties. Rental revenues from properties operating for a full year during 2003 and 2002 (the "2003 Same Properties") increased by $1.7 million, or 2.1%, due to increases in rental rates and offset by a slight decrease in occupancy. The average occupancy level of the 2003

Same Properties was 96.7% as of December 31, 2003, compared to 97.2% as of December 31, 2002.

Tenant recoveries increased by $3.1 million, or 11%, to $32.1 million for 2003 compared to $29.0 million for 2002. The increase resulted primarily from the 2002 Properties being owned for a full year and the addition of the 2003 Properties. Tenant recoveries for the 2003 Same Properties increased by $659,000, or 2.9%, primarily due to increases in certain recoverable operating expenses.

Other income increased by $511,000, or 33%, to $2.1 million for 2003 compared to $1.6 million for 2002, primarily due to an increase in net realized gains on investments and from a general increase in miscellaneous income.

Rental operating expenses increased by $3.7 million, or 13%, to $32.8 million for 2003 compared to $29.1 million for 2002. The increase resulted primarily from the 2002 Properties being owned for a full year and the addition of the 2003 Properties. Operating expenses for the 2003 Same Properties increased by $871,000, or 4.1%, primarily due to an increase in property insurance and property taxes. Substantially all of these changes in expenses resulted in corresponding changes in tenant recoveries.

General and administrative expenses increased by $775,000, or 6%, to $14.2 million for 2003 compared to $13.4 million for 2002, mainly due to general increases in administrative costs, primarily payroll and related expenses.

Interest expense increased by $1.4 million, or 6%, to $26.4 million for 2003 compared to $25.0 million for 2002. The increase resulted primarily from an increase in indebtedness on our unsecured line of credit, unsecured term loan and secured notes payable. These borrowings were utilized to finance the acquisition of the 2002 and 2003 Properties and the development and redevelopment of properties. The increase in interest expense was partially offset by a decrease in the floating interest rate on our unsecured line of credit and unsecured term loan. The weighted average effective interest rate on these borrowings (not including the effect of interest rate swap agreements) decreased from 3.07% as of December 31, 2002 to 2.64% as of December 31, 2003. We have entered into certain swap agreements to hedge a portion of our exposure to variable interest rates with our unsecured line of credit and unsecured term loan (see "Liquidity and Capital Resources – Unsecured Line of Credit and Unsecured Term Loan").

Depreciation and amortization increased by $5.7 million, or 17%, to $38.6 million for 2003 compared to $32.9 million for 2002. The increase resulted primarily from depreciation associated with the 2002 Properties being owned for a full year and the addition of the 2003 Properties.

Income from discontinued operations of $11.1 million for 2003 reflects the results of operations of three properties that were designated as "held for sale" as of December 31, 2002. In connection with the sale of these properties, we recorded a net gain of approximately $8.3 million during 2003. Income from discontinued operations of $1.8 million for 2002 reflects the results of operations of four properties that had been designated as "held for sale". In connection with these prospective sales, we recorded a non-cash impairment charge of $1,150,000 related to a property in the San Francisco Bay market that could not be redeveloped pursuant to its original strategic objectives. This charge has been included in income from discontinued operations for 2002.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Net cash provided by operating activities for 2004 decreased by $7.1 million to $67.8 million compared to $74.8 million for 2003. An increase in cash flows from our portfolio of operating properties was offset by a decrease in net cash provided by operating activities primarily from changes in operating assets (tenant security deposits and other restricted cash, deferred rent and other assets).

Net cash used in investing activities for 2004 increased by $310.9 million to $450.7 million compared to $139.8 million for 2003. This increase was primarily due to an increase in property acquisitions, increases in additions to rental properties and properties under development, and a decrease in proceeds from sales of rental properties.

Net cash provided by financing activities for 2004 increased by $315.0 million to $381.1 million compared to $66.2 million for 2003. This increase was primarily due to the net proceeds from our Series C preferred stock offering, increases in borrowings from our unsecured line of credit and unsecured term loan, and an increase in proceeds from secured notes payable. This was partially offset by the redemption of our Series A cumulative redeemable preferred stock.

Off-Balance Sheet Arrangements

As of December 31, 2004, we had no off-balance sheet arrangements.

Contractual Obligations and Commitments

Contractual obligations as of December 31, 2004, consist of the following (in thousands):

		Payments by Period			
	Total	2005	2006-2007	2008-2009	Thereafter
Secured notes payable [1]	$ 635,432	$23,227	$223,598	$157,724	$230,883
Unsecured line of credit and unsecured term loan	548,000	-	298,000	250,000	-
Ground lease obligations	65,346	1,805	3,683	3,801	56,057
Other obligations	4,814	425	1,277	1,208	1,904
Total	$1,253,592	$25,457	$526,558	$412,733	$288,844

(1) Excludes unamortized premiums of $3.5 million as of December 31, 2004.

Secured notes payable as of December 31, 2004 included 26 notes secured by 54 properties and seven land development parcels.

In December 2004, we amended our unsecured line of credit and our unsecured term loan (see "Unsecured Line of Credit and Unsecured Term Loan" below). The unsecured line of credit expires December 2007 and may be extended at our sole option for an additional one-year period. The unsecured term loan expires December 2009.

Ground lease obligations as of December 31, 2004 included leases for seven of our properties and one land development parcel. These lease obligations have remaining lease terms of 28 to 51 years, exclusive of extension options.

In addition to the above, we were committed under the terms of construction contracts to complete the construction of properties under development at a remaining aggregate cost of $18.3 million.

As of December 31, 2004, we were also committed to fund approximately $23.2 million for the construction of building infrastructure improvements under the terms of leases and/or construction contracts and approximately $17.2 million for certain investments.

Tenant Security Deposits and Other Restricted Cash

Tenant security deposits and other restricted cash consist of the following (in thousands):

December 31,	2004	2003
Funds held in trust under the terms of certain secured notes payable	$ 11,241	$ 8,665
Security deposit funds based on the terms of certain lease agreements	2,045	2,029
Other funds held in escrow	4,383	363
Total	$ 17,669	$ 11,057

Secured Debt

Secured debt as of December 31, 2004, consists of the following (dollars in thousands):

December 31,	2004	2003
Secured debt, interest rates varying from 3.69% to 8.71%, (weighted average effective interest rate of 6.12% and 7.06% at December 31, 2004 and 2003, respectively), maturity dates ranging from September 2005 to August 2021	$ 635,432	$ 319,755
Unamortized premiums	3,514	252
Total secured debt	$ 638,946	$ 320,007

Our secured notes payable generally require monthly payments of principal and interest. The total book value of properties securing debt was $776,342,000 and $369,731,000 at December 31, 2004 and 2003, respectively. At December 31, 2004, our secured notes payable were comprised of $437.2 million and $201.7 million of fixed and variable rate debt, respectively, compared to $297.5 million and $22.5 million of fixed and variable rate debt, respectively, at December 31, 2003.

The following is a summary of the scheduled principal payments for our secured debt and the weighted average interest rates as of December 31, 2004 (in thousands):

Year	Amount	Weighted Average Interest Rate(1)
2005	$ 23,227	5.67%
2006	206,889	5.69%
2007	16,709	6.35%
2008	115,514	6.30%
2009	42,210	6.89%
Thereafter	230,883	6.90%
Subtotal	635,432	6.12%
Unamortized premiums	3,514	
Total secured debt	$ 638,946	

(1) The weighted average interest rate is calculated based on the outstanding debt as of January 1st of each year.

Unsecured Line of Credit and Unsecured Term Loan

In December 2004, we amended our unsecured line of credit to increase our borrowing capacity from $440 million to $500 million. Borrowings under our unsecured line of credit, as amended, bear interest at a floating rate based on our election of either a LIBOR-based rate or the higher of the bank's reference rate and the Federal Funds rate, plus 0.5%. For each LIBOR-based advance, we must elect a LIBOR period of one, two, three or six months. The unsecured line of credit expires December 2007 and may be extended at our sole option for an additional one-year period. As of December 31, 2004, we had borrowings of $298.0 million outstanding on the unsecured line of credit with a weighted average interest rate of 3.72%.

In December 2004, we amended our unsecured term loan to increase the loan from $150 million to $250 million. The unsecured term loan bears interest at a floating rate based on our election of either a LIBOR-based rate or the higher of the bank's reference rate and the Federal Funds rate, plus 0.5%. For each LIBOR-based advance, we must elect to fix for a period of one, two, three or six months. The unsecured term loan expires in December 2009. As of December 31, 2004, we had borrowings of $250.0 million outstanding on the unsecured term loan with a weighted average interest rate of 3.72%.

Our unsecured line of credit and unsecured term loan contain financial covenants, including, among other things, maintenance of minimum net worth, a leverage ratio and a fixed charge coverage ratio. In addition, the terms of the unsecured line of credit and unsecured term loan restrict, among other things, certain investments, indebtedness, distributions and mergers.

Aggregate borrowings under the unsecured line of credit and unsecured term loan may be limited to an amount based on the net operating income derived from a pool of unencumbered properties. Accordingly, as we acquire or complete the development or redevelopment of additional unencumbered properties, aggregate borrowings available under the unsecured line of credit and unsecured term loan will increase up to a maximum combined amount of $750 million. Under these provisions as of December 31, 2004, aggregate borrowings under our unsecured line of credit and unsecured term loan were limited to $666 million. Under the amended and restated unsecured line of credit and unsecured term loan, we have an option to increase our maximum available commitment by an additional $100 million.

We utilize interest rate swap agreements to hedge a portion of our exposure to variable interest rates associated with our unsecured line of credit and unsecured term loan. These agreements involve an exchange of fixed and floating interest payments without the exchange of the underlying principal amount (the "notional amount"). Interest received under all of our swap agreements is based on the one-month LIBOR rate. The net difference between the interest paid and the interest received is reflected as an adjustment to interest expense.

The following table summarizes our interest rate swap agreements as of December 31, 2004 (dollars in thousands):

Transaction Dates	Effective Dates	Notional Amounts	Effective at December 31, 2004	Interest Pay Rates	Termination Dates	Fair Values
July 2002	January 1, 2003	$ 25,000	$ 25,000	3.855%	June 30, 2005	$ (142)
July 2002	January 1, 2003	25,000	25,000	3.865%	June 30, 2005	(143)
November 2002	June 1, 2003	25,000	25,000	3.115%	December 31, 2005	(31)
November 2002	June 1, 2003	25,000	25,000	3.155%	December 31, 2005	(41)
December 2002	January 2, 2003	25,000	25,000	3.285%	June 30, 2006	(35)
December 2002	January 2, 2003	25,000	25,000	3.285%	June 30, 2006	(35)
December 2003	December 31, 2004	50,000	50,000	3.000%	December 30, 2005	(4)
December 2003	December 30, 2005	50,000	-	4.150%	December 29, 2006	(219)
December 2003	December 29, 2006	50,000	-	5.090%	October 31, 2008	(795)
March 2004	December 31, 2004	25,000	25,000	2.956%	December 31, 2006	186
March 2004	December 31, 2004	25,000	25,000	2.956%	December 31, 2006	186
April 2004	April 30, 2004	50,000	50,000	1.550%	April 29, 2005	173
April 2004	April 29, 2005	50,000	-	3.140%	April 28, 2006	81
April 2004	April 28, 2006	50,000	-	4.230%	April 30, 2007	(205)
April 2004	April 30, 2007	50,000	-	4.850%	April 30, 2008	(333)
June 2004	June 30, 2005	50,000	-	4.343%	June 30, 2007	(679)
December 2004	December 31, 2004	50,000	50,000	3.590%	January 2, 2008	(57)
December 2004	January 3, 2006	50,000	-	3.927%	July 1, 2008	3
Total Interest Rate Swap Agreements in Effect at December 31, 2004			$ 350,000			$ (2,090)

We do not believe we are exposed to more than a nominal amount of credit risk in our interest rate swap agreements as our counterparties are established, well-capitalized financial institutions. In addition, we have entered into master derivative agreements with each counterparty. These master derivative agreements (all of which are on the standard International Swaps & Derivatives Association, Inc. form) define certain terms between us and each counterparty to address and minimize certain risks associated with our swap agreements, including a default by a counterparty.

As of December 31, 2004 and 2003, our interest rate swap agreements have been classified at their fair values of approximately \$2.1 million and \$6.3 million, respectively, in accounts payable, accrued expenses and tenant security deposits in our consolidated balance sheets. The offsetting adjustments of \$2.1 million and \$6.3 million, respectively, were reflected as deferred losses in accumulated other comprehensive income (loss) in the stockholders' equity section of our consolidated balance sheets. Balances in accumulated other comprehensive income (loss) are recognized in earnings as swap payments are made.

Other Resources and Liquidity Requirements

In June 2004, we completed a public offering of 5,185,500 shares of our 8.375% Series C cumulative redeemable preferred stock (including the shares issued upon exercise of the underwriters' over-allotment option). The shares were issued at a price of \$25.00 per share, resulting in aggregate proceeds of approximately \$124.0 million (after deducting underwriters' discounts and other offering costs).

In December 2004, we amended and restated our existing unsecured line of credit and unsecured term loan. The maximum permitted borrowings under the unsecured line of credit and unsecured term loan increased to \$500 million and \$250 million, respectively. We may in the future elect to increase commitments under the unsecured line of credit and unsecured term loan by up to an additional \$100 million.

We expect to continue meeting our short-term liquidity and capital requirements generally through our working capital and net cash provided by operating activities. We believe that the net cash provided by operating activities will continue to be sufficient to enable us to make distributions necessary to continue qualifying as a REIT. We also believe that net cash provided by operating activities will be sufficient to fund recurring non-revenue enhancing capital expenditures, tenant improvements and leasing commissions.

We expect to meet certain long-term liquidity requirements, such as for property acquisitions, property development and redevelopment activities, scheduled debt maturities, expansions and other nonrecurring capital improvements, through net cash provided by operating activities, long-term secured and unsecured indebtedness, including borrowings under the unsecured line of credit and unsecured term loan, and the issuance of additional debt and/or equity securities.

Exposure to Environmental Liabilities

In connection with the acquisition of all of our properties, we have obtained Phase I environmental assessments to ascertain the existence of any environmental liabilities or other issues. The Phase I environmental assessments of our properties have not revealed any environmental liabilities that we believe would have a material adverse effect on our financial condition or results of operations taken as a whole, nor are we aware of any material environmental liabilities that have occurred since the Phase I environmental assessments were completed. In addition, we carry a policy of pollution legal liability insurance covering exposure to certain environmental losses at all of our properties.

CAPITAL EXPENDITURES, TENANT IMPROVEMENTS AND LEASING COSTS

The following table shows total and weighted average per square foot property-related capital expenditures, tenant improvements and leasing costs (all of which are added to the basis of the properties) related to our life science properties (excluding capital expenditures and tenant improvements that are recoverable from tenants, revenue-enhancing or related to properties that have undergone redevelopment) for the years ended December 31, 2004, 2003, 2002, 2001 and 2000, attributable to leases that commenced at our properties after our acquisition.

	Total/Weighted Average	2004	2003	2002	2001	2000
CAPITAL EXPENDITURES:						
Major capital expenditures [1]	$ 5,974,000	$ 2,628,000[2]	$ 1,632,000[3]	$ 959,000	$ 616,000	$ 139,000
Recurring capital expenditures	$ 4,821,000	$ 1,243,000	$ 853,000	$ 1,472,000[4]	$ 614,000	$ 639,000
Weighted average square feet in portfolio	26,912,194	6,123,807	5,708,635	5,499,660	5,131,176	4,448,916
Per weighted average square foot in portfolio						
Major capital expenditures [1]	$ 0.22	$ 0.43[2]	$ 0.29[3]	$ 0.17	$ 0.12	$ 0.03
Recurring capital expenditures	$ 0.18	$ 0.20	$ 0.15	$ 0.27[4]	$ 0.12	$ 0.14
TENANT IMPROVEMENTS AND LEASING COSTS:						
Retenanted space [5]						
Tenant improvements and leasing costs	$ 5,363,000	$ 713,000	$ 2,890,000	$ 498,000	$ 466,000	$ 796,000
Retenanted square feet	973,391	142,814	248,488	318,642	151,161[5]	112,286[5]
Per square foot leased of retenanted space	$ 5.51	$ 4.99	$ 11.63	$ 1.56	$ 3.08	$ 7.09
Renewal space						
Tenant improvements and leasing costs	$ 2,143,000	$ 937,000	$ 105,000	$ 526,000	$ 451,000	$ 124,000
Renewal square feet	1,751,822	558,874	271,236	255,978	432,717	233,017
Per square foot leased of renewal space	$ 1.22	$ 1.68	$ 0.39	$ 2.05	$ 1.04	$ 0.53

(1) Major capital expenditures consist of roof replacements and HVAC systems that are typically identified and considered at the time a property is acquired. Major capital expenditures for 2003 also include one-time costs related to the implementation of our national branding and signage program.

(2) Major capital expenditures for 2004 include a one-time HVAC system upgrade at one property totaling $1,551,000 ($0.25 per square foot in portfolio).

(3) Major capital expenditures for 2003 include $1,072,000 ($0.19 per square foot in portfolio) in one-time costs related to the implementation of our national branding and signage program.

(4) Recurring capital expenditures for 2002 include $552,000 ($0.10 per square foot in portfolio) related to a fully leased property in San Diego, California that underwent substantial renovation in 2002.

(5) Excludes space that has undergone redevelopment before retenanting.

Capital expenditures fluctuate in any given period due to the nature, extent and timing of improvements required and the extent to which they are recoverable from our tenants. Approximately 91% of our leases provide for the recapture of certain capital expenditures (such as HVAC systems maintenance and/or replacement, roof replacement and parking lot resurfacing). In addition, we maintain an active preventative maintenance program at each of our properties to minimize capital expenditures required.

Tenant improvements and leasing costs also fluctuate in any given year depending upon factors such as the timing and extent of vacancies, property age, location and characteristics, the type of lease (renewal tenant or retenanted space), the involvement of external leasing agents and overall competitive market conditions.

INFLATION

As of December 31, 2004 and 2003, approximately 83% and 88%, respectively, of our leases (on a square footage basis) were triple net leases, requiring tenants to pay substantially all real estate taxes and insurance, common area and other operating expenses, including increases thereto. The decrease in triple net leases from 2003 to 2004 is primarily due to gross leases added to the portfolio from properties acquired in 2004. Gross leases are generally converted to triple net leases upon renewal or rollover. In addition, as of December 31, 2004, approximately 7% of our leases (on a square footage basis) required the tenants to pay a majority of operating expenses. Approximately 89% of our leases (on a square footage basis) contained effective annual rent escalations that are either fixed (generally ranging from 3% to 3.5%) or indexed based on the consumer price index or another index. Accordingly, we do not believe that our earnings or cash flow from real estate operations are subject to any significant risk from inflation. An increase in inflation, however, could result in an increase in the cost of our variable rate borrowings, including our unsecured line of credit and unsecured term loan.

FUNDS FROM OPERATIONS

GAAP basis accounting for real estate assets utilizes historical cost accounting and assumes real estate values diminish over time. In an effort to overcome the miscorrelation between real estate values and historical cost accounting for real estate assets, the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") established the measurement tool of Funds From Operations ("FFO"). Since its introduction, FFO has become a widely used non-GAAP financial measure by REITs. We believe that FFO is helpful to investors as an additional measure of the performance of an equity REIT. We compute FFO in accordance with standards established by the Board of Governors of NAREIT in its April 2002 White Paper (the "White Paper") and related implementation guidance, which may differ from the methodology for calculating FFO utilized by other equity REITs, and, accordingly, may not be comparable to such other REITs. In 2003, NAREIT issued guidance which modifies the calculation of FFO for both past and future periods. In accordance with NAREIT's revised guidance, we now include losses from early extinguishment of debt and real estate impairment charges in our calculation of FFO. As such, the reported amounts of FFO for the year ended December 31, 2002 have been modified from those previously reported. The White Paper defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. While FFO is a relevant and widely used measure of operating performance for REITs, it should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. (See "Cash Flows" for information regarding these measures of cash flow.) We believe that net income is the most directly comparable GAAP financial measure to FFO.

The following table presents a reconciliation of net income to funds from operations for the years ended December 31, (in thousands):

Year Ended December 31,	2004	2003
Net income	$ 60,195	$ 59,643
Add:		
Depreciation and amortization[1]	42,523	38,901
Less:		
Dividends on preferred stock	(12,595)	(8,898)
Preferred stock redemption charge[2]	(1,876)	-
Gain/loss on sales of property[3]	(1,627)	(8,286)
Funds from operations	$ 86,620	$ 81,360

(1) Includes depreciation and amortization related to assets "held for sale" reflected as discontinued operations (for the periods prior to when such assets were designated as "held for sale").

(2) During the second quarter of 2004, we elected to redeem the 9.50% Series A cumulative redeemable preferred stock. Accordingly, in compliance with Emerging Issues Task Force Topic D-42, we recorded a charge of $1,876,000, or $0.10 per common share (diluted) in the second quarter of 2004 for costs related to the redemption of the Series A preferred stock.

(3) Gain/loss on sales of property relates to the disposition of a property in the Suburban Washington D.C. market during the first quarter of 2004, the disposition of a property in the Suburban Washington D.C. market during the fourth quarter of 2003, the disposition of a property in the Eastern Massachusetts market during the third quarter of 2003, and the disposition of a property in the San Francisco Bay market during the first quarter of 2003. Gain/loss on sales of property is included in the income statement in income from discontinued operations, net.

PROPERTY AND LEASE INFORMATION

The following table is a summary of our operating property portfolio as of December 31, 2004 (dollars in thousands):

	Number of Operating Properties	Rentable Square Feet	Annualized Base Rent	Occupancy Percentage
California - Pasadena	1	31,343	$ 524	[1] 62.2%
California - San Diego	21	1,007,571	28,171	96.3%
California - San Francisco Bay	10	642,578	19,940	100.0%
Eastern Massachusetts	13	710,794	21,251	89.2%
New Jersey/Suburban Philadelphia	7	458,623	7,820	100.0%
Southeast	6	340,994	5,439	[1] 81.8%
Suburban Washington D.C.	28	2,203,252	40,073	95.2%
Washington - Seattle	9	740,503	24,806	99.9%
Total	95	6,135,658	$ 148,024	[2] 95.2%

(1) All, or substantially all, of the vacant space is office or warehouse space.

(2) Excludes 17 properties under full or partial redevelopment. Including properties under full or partial redevelopment, occupancy as of December 31, 2004 was 87.0%.

The following table summarizes certain information with respect to the lease expirations of our properties as of December 31, 2004:

Year of Lease Expiration	Number of Expiring Leases	Square Footage of Expiring Leases	Percentage of Aggregate Portfolio Leased Square Feet	Annualized Base Rent of Expiring Leases (per square foot)
2005	74 [1]	471,854	7.3%	$25.58
2006	44	880,169	13.6%	$24.43
2007	26	660,500	10.2%	$24.50
2008	17	409,580	6.3%	$26.78
2009	20	516,954	8.0%	$21.95
Thereafter	68	3,527,566	54.6%	$27.04

(1) Includes 22 month-to-month leases for approximately 39,000 square feet.

The following table is a summary of our lease activity for the year ended December 31, 2004, computed on a Cash Basis and on a GAAP Basis:

	Number of Leases	Square Footage	Expiring Rates	New Rates	Rental Rate Changes	TI's/Lease Commissions Per Square Foot	Average Lease Terms
LEASING ACTIVITY							
Lease Expirations							
Cash Basis	81	1,160,728	$ 24.24	-	-	-	-
GAAP Basis	81	1,160,728	$ 25.23	-	-	-	-
Renewed/Releasable Space Leased							
Cash Basis	40	701,688	$ 23.84	$ 24.69	3.6%	$ 2.35	4.7 Years
GAAP Basis	40	701,688	$ 25.26	$ 27.46	8.7%	$ 2.35	4.7 Years
Month-to-Month Leases In Effect							
Cash Basis	22	39,115	$ 19.56	$ 19.58	0.1%	-	-
GAAP Basis	22	39,115	$ 19.50	$ 19.58	0.4%	-	-
Redeveloped/Developed/ Vacant Space Leased							
Cash Basis	38	444,231	-	$ 24.34	-	$ 18.06	7.7 Years
GAAP Basis	38	444,231	-	$ 28.91	-	$ 18.06	7.7 Years
LEASING ACTIVITY SUMMARY							
Excluding Month-to-Month Leases							
Cash Basis	78	1,145,919	-	$ 24.55	-	$ 8.44	5.9 Years
GAAP Basis	78	1,145,919	-	$ 28.02	-	$ 8.44	5.9 Years
Including Month-to-Month Leases							
Cash Basis	100	1,185,034	-	$ 24.39	-	-	-
GAAP Basis	100	1,185,034	-	$ 27.74	-	-	-

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates, commodity prices and equity prices. The primary market risk to which we believe we are exposed is interest rate risk, which may result from many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors that are beyond our control.

In order to modify and manage the interest rate characteristics of our outstanding debt and to limit the effects of interest rate risks on our operations, we may utilize a variety of financial instruments, including interest rate swaps, caps, floors and other interest rate exchange contracts. The use of these types of instruments to hedge a portion of our exposure to changes in interest rates carries additional risks, such as counter-party credit risk and the legal enforceability of hedging contracts.

Our future earnings, cash flows and fair values relating to financial instruments are primarily dependent upon prevalent market rates of interest, such as LIBOR. However, our interest rate swap agreements are intended to reduce the effects of interest rate changes. Based on interest rates at, and our swap agreements in effect on, December 31, 2004 and 2003, we estimate that a 1% increase in interest rates on our unsecured line of credit and unsecured term loan, after considering the effect of our interest rate swap agreements, would decrease annual future earnings and cash flows by approximately $2.0 million and $1.4 million, respectively. We further estimate that a 1% decrease in interest rates on our unsecured line of credit and unsecured term loan, after considering the effect of our interest rate swap agreements in effect on December 31, 2004 and 2003, would increase annual future earnings and cash flows by approximately $2.0 million and $1.4 million, respectively. A 1% increase in interest rates on our secured debt and interest rate swap agreements would decrease their aggregate fair value by approximately $27.2 million and $15.3 million at December 31, 2004 and 2003, respectively. A 1% decrease in interest rates on our secured debt and interest rate swap agreements would increase their aggregate fair value by approximately $28.4 million and $16.4 million at December 31, 2004 and 2003, respectively.

These amounts are determined by considering the impact of the hypothetical interest rates on our borrowing cost and our interest rate swap agreements in effect on December 31, 2004 and 2003. These analyses do not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, we would consider taking actions to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in our capital structure.

We have exposure to equity price market risk because of our equity investments in certain publicly-traded companies and privately held entities. We classify investments in publicly-traded companies as available-for-sale and, consequently, record them on our balance sheet at fair value with unrealized gains or losses reported as a component of comprehensive income or loss. Investments in privately held entities are generally accounted for under the cost method because we do not influence any of the operating or financial policies of the entities in which we invest. For all investments, we recognize other than temporary declines in value against earnings in the same period the decline in value was deemed to have occurred. In 2002, we recorded non-cash impairment charges of $2,545,000 to write-down certain investments for which we deemed the decline in fair value to be other than temporary. There is no assurance that future declines in values will not have a material adverse impact on our future results of operations. By way of example, a 10% decrease in the fair value of our equity investments as of December 31, 2004 and 2003 would decrease their fair value by approximately $6.7 million and $4.7 million, respectively.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Alexandria Real Estate Equities, Inc. and Subsidiaries

The management of Alexandria Real Estate Equities, Inc. and subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with the authorizations of the Company's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the financial statements. Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in "Internal Control – Integrated Framework". Management concluded that based on its assessment, the Company's internal control over financial reporting was effective as of December 31, 2004. Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report on the next page.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Alexandria Real Estate Equities, Inc. and Subsidiaries

To the Board of Directors and Stockholders of Alexandria Real Estate Equities, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Alexandria Real Estate Equities, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004 is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of the Company as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004, and our report dated March 4, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Los Angeles, California
March 4, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Alexandria Real Estate Equities, Inc. and Subsidiaries

To the Board of Directors and Stockholders of Alexandria Real Estate Equities, Inc.

We have audited the accompanying consolidated balance sheets of Alexandria Real Estate Equities, Inc. and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alexandria Real Estate Equities, Inc. and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2005, expressed an unqualified opinion thereon.

Ernst + Young LLP

Los Angeles, California
March 4, 2005

CONSOLIDATED BALANCE SHEETS

Alexandria Real Estate Equities, Inc. and Subsidiaries

As of December 31, (Dollars in thousands, except per share amounts)	2004	2003
ASSETS		
Rental properties, net	$ 1,427,853	$ 982,297
Properties under development	252,249	153,379
Cash and cash equivalents	3,158	4,985
Tenant security deposits and other restricted cash	17,669	11,057
Tenant receivables	2,542	1,969
Deferred rent	43,166	31,503
Investments	67,419	47,126
Other assets	58,228	40,261
Total assets	$ 1,872,284	$ 1,272,577
LIABILITIES AND STOCKHOLDERS' EQUITY		
Secured notes payable	$ 638,946	$ 320,007
Unsecured line of credit and unsecured term loan	548,000	389,000
Accounts payable, accrued expenses and tenant security deposits	48,581	43,408
Dividends payable	16,284	13,027
	1,251,811	765,442
Commitments and contingencies		
Stockholders' equity:		
9.50% Series A cumulative redeemable preferred stock, $0.01 par value per share, 1,610,000 shares authorized; 1,543,500 shares issued and outstanding at December 31, 2003; $25.00 liquidation value	-	38,588
9.10% Series B cumulative redeemable preferred stock, $0.01 par value per share, 2,300,000 shares authorized; 2,300,000 shares issued and outstanding at December 31, 2004 and 2003; $25.00 liquidation value	57,500	57,500
8.375% Series C cumulative redeemable preferred stock, $0.01 par value per share, 5,750,000 shares authorized; 5,185,500 shares issued and outstanding at December 31, 2004; $25.00 liquidation value	129,638	-
Common stock, $0.01 par value per share, 100,000,000 shares authorized; 19,594,418 and 19,264,023 shares issued and outstanding at December 31, 2004 and 2003, respectively	196	193
Additional paid-in capital	421,835	409,926
Deferred compensation	(7,807)	(2,232)
Retained earnings	5,267	8,635
Accumulated other comprehensive income (loss)	13,844	(5,476)
Total stockholders' equity	620,473	507,135
Total liabilities and stockholders' equity	$ 1,872,284	$ 1,272,577

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME

Alexandria Real Estate Equities, Inc. and Subsidiaries

Year Ended December 31, (Dollars in thousands, except per share amounts)	2004	2003	2002
REVENUES			
Rental	$ 143,879	$ 126,414	$ 111,694
Tenant recoveries	35,864	32,076	29,020
Other income	3,541	2,068	1,557
	183,284	160,558	142,271
EXPENSES			
Rental operations	38,417	32,794	29,135
General and administrative	15,105	14,211	13,436
Interest	28,670	26,416	24,984
Depreciation and amortization	42,523	38,633	32,898
Impairment of investments	-	-	2,545
Loss on early extinguishment of debt	-	-	1,002
	124,715	112,054	104,000
Income from continuing operations	58,569	48,504	38,271
Income from discontinued operations, net	1,626	11,139	1,761
Net income	$ 60,195	$ 59,643	$ 40,032
Dividends on preferred stock	12,595	8,898	8,579
Preferred stock redemption charge	1,876	-	-
Net income available to common stockholders	$ 45,724	$ 50,745	$ 31,453
Basic income per common share:			
Income from continuing operations (net of preferred stock dividends and preferred stock redemption charge)	$ 2.28	$ 2.09	$ 1.69
Income from discontinued operations, net	$ 0.08	$ 0.59	$ 0.10
Net income available to common stockholders	$ 2.37	$ 2.67	$ 1.79
Diluted income per common share:			
Income from continuing operations (net of preferred stock dividends and preferred stock redemption charge)	$ 2.24	$ 2.06	$ 1.66
Income from discontinued operations, net	$ 0.08	$ 0.58	$ 0.10
Net income available to common stockholders	$ 2.33	$ 2.64	$ 1.76
Weighted average shares of common stock outstanding:			
Basic	19,315,364	18,993,856	17,594,22[illegible]
Diluted	19,658,759	19,247,790	17,859,78[illegible]

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Alexandria Real Estate Equities, Inc. and Subsidiaries

(Dollars in thousands)	Series A Preferred Stock	Series B Preferred Stock	Series C Preferred Stock
BALANCE AT DECEMBER 31, 2001	$ 38,588	$ -	$ -
Net income	-	-	-
Reclassification adjustment	-	-	-
Unrealized loss on marketable securities	-	-	-
Unrealized loss on swap agreements	-	-	-
Comprehensive income	-	-	-
Issuance of common stock, net of offering costs	-	-	-
Issuance of Series B preferred stock, net of offering costs	-	57,500	-
Stock compensation expense	-	-	-
Amortization of stock compensation expense	-	-	-
Exercise of stock options	-	-	-
Dividends declared on preferred stock	-	-	-
Dividends declared on common stock	-	-	-
BALANCE AT DECEMBER 31, 2002	38,588	57,500	-
Net income	-	-	-
Unrealized gain on marketable securities	-	-	-
Unrealized gain on swap agreements	-	-	-
Comprehensive income	-	-	-
Stock compensation expense	-	-	-
Amortization of stock compensation expense	-	-	-
Exercise of stock options	-	-	-
Dividends declared on preferred stock	-	-	-
Dividends declared on common stock	-	-	-
BALANCE AT DECEMBER 31, 2003	38,588	57,500	-
Net income	-	-	-
Unrealized gain on marketable securities	-	-	-
Unrealized gain on swap agreements	-	-	-
Comprehensive income	-	-	-
Issuance of Series C preferred stock, net of offering costs	-	-	129,638
Redemption of Series A preferred stock	(38,588)	-	-
Stock compensation expense	-	-	-
Amortization of stock compensation expense	-	-	-
Exercise of stock options	-	-	-
Dividends declared on preferred stock	-	-	-
Dividends declared on common stock	-	-	-
BALANCE AT DECEMBER 31, 2004	$ -	$ 57,500	$129,638

See accompanying notes.

Number of Common Shares	Common Stock	Additional Paid-In Capital	Deferred Compensation	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
16,354,541	**$ 163**	**$ 301,818**	**$ (1,782)**	**$ -**	**$ (6,149)**	**$ 332,638**
-	-	-	-	40,032	-	40,032
-	-	-	-	-	96	96
-	-	-	-	-	(712)	(712)
-	-	-	-	-	(2,059)	(2,059)
-	-	-	-	-	-	37,357
2,418,970	25	97,521	-	-	-	97,546
-	-	(2,371)	-	-	-	55,129
76,075	1	3,642	(3,643)	-	-	-
-	-	-	3,993	-	-	3,993
124,371	1	3,693	-	-	-	3,694
-	-	-	-	(8,625)	-	(8,625)
-	-	(4,472)	-	(31,407)	-	(35,879)
18,973,957	**190**	**399,831**	**(1,432)**	**-**	**(8,824)**	**485,853**
-	-	-	-	59,643	-	59,643
-	-	-	-	-	610	610
-	-	-	-	-	2,739	2,739
-	-	-	-	-	-	62,992
92,483	1	4,153	(4,154)	-	-	-
-	-	-	3,354	-	-	3,354
197,583	2	5,942	-	-	-	5,944
-	-	-	-	(8,898)	-	(8,898)
-	-	-	-	(42,110)	-	(42,110)
19,264,023	**193**	**409,926**	**(2,232)**	**8,635**	**(5,475)**	**507,135**
-	-	-	-	60,195	-	60,195
-	-	-	-	-	15,110	15,110
-	-	-	-	-	4,209	4,209
-	-	-	-	-	-	79,514
-	-	(5,629)	-	-	-	124,009
-	-	1,876	-	(1,876)	-	(38,588)
130,143	1	8,731	(8,732)	-	-	-
-	-	-	3,157	-	-	3,157
200,252	2	6,931	-	-	-	6,933
-	-	-	-	(12,595)	-	(12,595)
-	-	-	-	(49,092)	-	(49,092)
19,594,418	**$ 196**	**$ 421,835**	**$ (7,807)**	**$ 5,267**	**$ 13,844**	**$ 620,473**

CONSOLIDATED STATEMENTS OF CASH FLOWS

Alexandria Real Estate Equities, Inc. and Subsidiaries

Year Ended December 31, (In thousands)	2004	2003	2002
OPERATING ACTIVITIES			
Net income	$ 60,195	$ 59,643	$ 40,032
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss on early extinguishment of debt	-	-	1,002
Non-cash impairment charges	-	-	3,695
Gain/loss on sales of property	(1,627)	(8,286)	-
Depreciation and amortization	42,523	38,901	34,071
Amortization of loan fees and costs	2,374	2,133	2,379
Amortization of premiums on secured notes payable	(161)	(290)	(360)
Stock compensation expense	2,470	2,734	3,651
Changes in operating assets and liabilities:			
Tenant security deposits and other restricted cash	(6,612)	(3,037)	3,508
Tenant receivables	(573)	672	482
Deferred rent	(11,671)	(6,826)	(5,470)
Other assets	(18,261)	(10,828)	(12,942)
Accounts payable, accrued expenses and tenant security deposits	(905)	31	(2,998)
Net cash provided by operating activities	67,752	74,847	67,050
INVESTING ACTIVITIES			
Purchase of rental properties	(251,091)	(48,729)	(103,295)
Proceeds from sales of rental properties	5,454	42,376	-
Additions to rental properties	(70,248)	(48,264)	(61,695)
Additions to properties under development	(129,620)	(78,327)	(48,479)
Additions to investments, net	(5,183)	(6,866)	(14,371)
Net cash used in investing activities	(450,688)	(139,810)	(227,840)

Year Ended December 31, (In thousands)	2004	2003	2002
FINANCING ACTIVITIES			
Proceeds from secured notes payable	**198,400**	64,667	44,663
Net proceeds from issuances of common stock	**-**	-	97,546
Proceeds from issuance of preferred stock	**124,009**	-	55,129
Redemption of Series A preferred stock	**(38,588)**	-	-
Proceeds from exercise of stock options	**7,094**	5,941	3,693
Net borrowings from unsecured line of credit and unsecured term loan	**159,000**	51,000	10,000
Principal reductions of secured notes payable	**(10,376)**	(6,125)	(13,427)
Proceeds from repayment of note receivable	**-**	-	6,000
Dividends paid on common stock	**(47,333)**	(40,427)	(33,912)
Dividends paid on preferred stock	**(11,097)**	(8,898)	(7,488)
Net cash provided by financing activities	**381,109**	66,158	162,204
Net (decrease) increase in cash and cash equivalents	**(1,827)**	1,195	1,414
Cash and cash equivalents at beginning of year	**4,985**	3,790	2,376
Cash and cash equivalents at end of year	**$ 3,158**	$ 4,985	$ 3,790
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for interest, net of interest capitalized	**$ 28,714**	$ 28,143	$ 28,130

See accompanying notes.

NOTE 1: BACKGROUND

As used in this report, references to the "Company", "we", "our" and "us" refer to Alexandria Real Estate Equities, Inc. and its subsidiaries.

Alexandria Real Estate Equities, Inc. is a real estate investment trust ("REIT") formed in 1994. We are engaged primarily in the ownership, operation, management, acquisition, expansion and selective redevelopment and development of properties containing office/laboratory space. We refer to these properties as "life science properties". Our life science properties are designed and improved for lease primarily to pharmaceutical, biotechnology, life science product, service, biodefense, educational and translational medicine institutions/entities, as well as related government agencies. As of December 31, 2004, our portfolio consisted of 112 properties in nine states with approximately 7.4 million rentable square feet of office/laboratory space, compared to 89 properties in nine states with approximately 5.7 million rentable square feet of office/laboratory space as of December 31, 2003.

NOTE 2: BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Alexandria Real Estate Equities, Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Cash Equivalents

We consider all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) consists of the following (in thousands):

December 31,	2004	2003
Unrealized gain on marketable securities	$ 15,934	$ 824
Unrealized loss on interest rate swap agreements	(2,090)	(6,299)
	$ 13,844	$ (5,475)

Investments

We hold equity investments in certain publicly-traded companies and privately held entities primarily involved in the life science industry. All of our investments in publicly-traded companies are considered "available for sale" in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), and are recorded at fair value. Fair value has been determined as the closing trading price at the balance sheet date, with unrealized gains and losses shown as a separate component of stockholders' equity. The classification of investments under SFAS 115 is determined at the time each investment is made, and such determination is reevaluated at each balance sheet date. The cost of investments sold is determined by the specific identification method, with realized gains and losses included in other income in the accompanying consolidated statements of income.

Investments in privately held entities are generally accounted for under the cost method because we do not influence any operating or financial policies of the entities in which we invest. Certain investments are accounted for under the equity method in accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock" ("APB 18") and Emerging Issues Task Force Topic D-46, "Accounting for Limited Partnership Investments" ("EITF Topic D-46"). Under the equity method we record our investment initially at cost and adjust the carrying amount of the investment to recognize our share of the earnings or losses of the investee subsequent to the date of our investment.

For all of our investments, if a decline in the fair value of an investment below its carrying value is determined to be other than temporary, such investment is written-down to its estimated fair value with a non-cash charge to current earnings. The factors that we consider in making these assessments include, but are not limited to, market prices, market conditions, prospects for favorable or unfavorable clinical trial results, new product initiatives and new collaborative agreements.

Rental Properties and Properties Under Development

In accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations", we perform the following procedures when making an allocation of the purchase price of real estate: (1) estimate the value of the real estate as of the acquisition date on an "as if vacant" basis; (2) allocate the "as if vacant" value among land, land improvements, buildings, building improvements, tenant improvements and equipment; (3) calculate the value of the intangibles as the difference between the "as if vacant" value and the purchase price; and (4) allocate the intangible value to above, below and at market leases, origination costs associated with in-place leases, tenant relationships and other intangible assets.

The values allocated to land improvements, buildings, building improvements, tenant improvements and equipment are depreciated on a straight-line basis using an estimated life of 20 years for land improvements, 40 years for buildings and building improvements, the respective lease term for tenant improvements and the estimated useful life for equipment. The values of above and below market leases are amortized over the life of the related lease and recorded as either an increase (for below market leases) or a decrease (for above market leases) to rental income. The values of at-market leases and origination costs are classified as leasing costs, included in other assets in the accompanying consolidated balance sheets and amortized over the remaining life of the lease.

Rental properties and properties under development are individually evaluated for impairment when conditions exist which may indicate that it is probable that the sum of expected future undiscounted cash flows is less than the carrying amount of the property. Upon determination that an impairment has occurred, a write-down is recorded to reduce the carrying amount of the property to its estimated fair value.

In accordance with Statement of Financial Accounting Standards No. 34, "Capitalization of Interest Cost" ("SFAS 34") and Statement of Financial Accounting Standards No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects" ("SFAS 67"), we capitalize direct construction and development costs, including predevelopment costs, interest, property taxes, insurance and other costs directly related and essential to the acquisition, development or construction of a project. Pursuant to

SFAS 34 and SFAS 67, capitalization of construction and development costs is required while activities are ongoing to prepare an asset for its intended use. Costs incurred after a project is substantially complete and ready for its intended use are expensed as incurred. Costs previously capitalized related to abandoned acquisition or development opportunities are written-off. Should development activity cease, a portion of interest, property taxes, insurance and certain costs would no longer be eligible for capitalization, and would be expensed as incurred. Expenditures for repairs and maintenance are expensed as incurred.

In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), we classify a property as "held for sale" when all of the following criteria for a plan of sale have been met: (1) management, having the authority to approve the action, commits to a plan to sell the property, (2) the property is available for immediate sale in its present condition, subject only to the terms that are usual and customary, (3) an active program to locate a buyer, and other actions required to complete the plan to sell, have been initiated, (4) the sale of the property is probable and is expected to be completed within one year, (5) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value, and (6) actions necessary to complete the plan of sale indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. When the property is classified as "held for sale", its operations are classified as discontinued operations in our consolidated statements of income. When a property is designated as "held for sale", amounts for all prior periods presented are reclassified from continuing operations to discontinued operations. A loss is recognized for any initial adjustment of the asset's carrying amount to fair value less costs to sell in the period the asset qualifies as "held for sale". Depreciation of assets is discontinued commencing on the date they are designated as "held for sale".

As of December 31, 2004, we had no properties designated as "held for sale" in accordance with SFAS 144. As of December 31, 2003, we had one property designated as "held for sale". This property was sold during the first quarter of 2004. During the year ended December 31, 2003, we sold three properties, two of which were designated as "held for sale" as of December 31, 2002. See Note 13, Discontinued Operations.

Tenant Security Deposits and Other Restricted Cash

Tenant security deposits and other restricted cash consists of the following (in thousands):

December 31,	2004	2003
Funds held in trust under the terms of certain secured notes payable	**$ 11,241**	$ 8,665
Security deposit funds based on the terms of certain lease agreements	**2,045**	2,029
Other funds held in escrow	**4,383**	363
	$ 17,669	$ 11,057

Leasing Costs

Costs directly related and essential to our leasing activities are amortized on a straight-line basis over the term of the related lease. Costs that were previously capitalized and which related to unsuccessful leasing opportunities are written-off. Leasing costs, net of related amortization, totaled $29,747,000 and $18,665,000 as of December 31, 2004 and 2003, respectively, and are included in other assets in the accompanying consolidated balance sheets.

Loan Fees and Costs

Fees and costs incurred in obtaining long-term financing are amortized over the terms of the related loans and included in interest expense in the accompanying consolidated statements of income. Loan fees and costs, net of related amortization, totaled $14,075,000 and $11,556,000 as of December 31, 2004 and 2003, respectively, and are included in other assets in the accompanying consolidated balance sheets.

Rental Income

Rental income from leases with scheduled rent increases, free rent and other rent adjustments are recognized on a straight-line basis over the respective lease terms. We include amounts currently recognized as income, and expected to be received in later years, in deferred rent in the accompanying consolidated balance sheets. Amounts received currently, but recognized as income in future years, are included as unearned rent in accounts payable, accrued expenses and tenant security deposits in the accompanying consolidated balance sheets. Tenant recoveries related to reimbursement of real estate taxes, insurance, repairs and maintenance, and other operating expenses are recognized as revenue in the period the applicable expenses are incurred.

We maintain an allowance for estimated losses that may result from the inability of our tenants to make required payments. If a tenant fails to make contractual payments beyond any allowance, we may recognize additional bad debt expense in future periods equal to the amount of unpaid rent and unrealized deferred rent. As of December 31, 2004 and 2003, we had no allowance for doubtful accounts.

Interest Income

Interest income was $181,000, $108,000 and $298,000 in 2004, 2003 and 2002, respectively, and is included in other income in the accompanying consolidated statements of income.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, tenant receivables, unsecured line of credit and unsecured term loan, and accounts payable, accrued expenses and tenant security deposits approximate fair value.

The fair value of our secured notes payable was estimated using discounted cash flows analyses based on borrowing rates we believe we could obtain with similar terms and maturities. As of December 31, 2004 and 2003, the fair value of our secured notes payable was approximately $652,100,000 and $338,620,000, respectively.

Net Income Per Share and Preferred Stock Redemption Cost

The following table shows the computation of net income per common share, and dividends declared per common share:

Year Ended December 31, (Dollars in thousands, except per share amounts)	2004	2003	2002
Net income available to common stockholders	$ 45,724	$ 50,745	$ 31,453
Weighted average shares of common stock outstanding – basic	19,315,364	18,993,856	17,594,228
Add: dilutive effect of stock options and stock grants	343,395	253,934	265,559
Weighted average shares of common stock outstanding – diluted	19,658,759	19,247,790	17,859,787
Net income available to common stockholders – basic	$ 2.37	$ 2.67	$ 1.79
Net income available to common stockholders – diluted	$ 2.33	$ 2.64	$ 1.76
Dividends declared per common share	$ 2.52	$ 2.20	$ 2.00

Emerging Issues Task Force Topic D-42, "The Effect on the Calculation of Earnings Per Share for the Redemption or Induced Conversion of Preferred Stock" ("EITF Topic D-42") provides, among other things, that any excess of (1) the fair value of the consideration transferred to the holders of preferred stock redeemed over (2) the carrying amount of the preferred stock, should be subtracted from net earnings to determine net income available to common stockholders in the calculation of earnings per share. The cost to issue our preferred stock was recorded as a reduction to additional paid-in capital in the years that the preferred stock was issued. Upon any redemption of our preferred stock, the respective offering costs, representing the excess of the fair value of the consideration transferred to the holders over the carrying amount of the preferred stock, will be recognized as a dividend to preferred stockholders. During 2004, we recorded a charge of approximately $1,876,000 to net income available to common stockholders for costs related to the redemption of our 9.5% Series A cumulative redeemable preferred stock. Dividends on preferred stock are deducted from net income to arrive at net income allocable to common stockholders.

Stock-Based Compensation Expense

For 2002 and all prior years, we have elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for our employee and non-employee director stock options, stock grants and stock appreciation rights. Effective January 1, 2003, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), prospectively to all employee awards granted, modified or settled after January 1, 2003. We did not grant any stock options in 2004 or 2003. Under APB 25, because the exercise price of the options we granted equals the market price of the underlying stock on the date of grant, no compensation expense has been recognized. Although we have elected to follow APB 25 for previously granted options, pro forma information regarding net income and net income per share is required by SFAS 123. This information has been determined as if we had accounted for our stock options under the fair value method under SFAS 123.

For purposes of the following pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods (in thousands, except per share information):

Year Ended December 31,	2004	2003	2002
Net income available to common stockholders, as reported	**$ 45,724**	$ 50,745	$ 31,453
Fair value of stock-based compensation cost	**(1,323)**	(1,323)	(1,174)
Pro forma net income available to common stockholders	**$ 44,401**	$ 49,422	$ 30,279
Income per common share:			
Basic – as reported	**$ 2.37**	$ 2.67	$ 1.79
Basic – pro forma	**$ 2.30**	$ 2.60	$ 1.72
Diluted – as reported	**$ 2.33**	$ 2.64	$ 1.76
Diluted – pro forma	**$ 2.26**	$ 2.57	$ 1.70

Operating Segments

We view our operations as principally one segment and the financial information disclosed herein represents all of the financial information related to our principal operating segment.

Income Taxes

As a REIT, we are not subject to federal income taxation as long as we meet a number of organizational and operational requirements and make distributions greater than or equal to 100% of our taxable income to our stockholders. Since we believe we have met these requirements and our distributions exceeded taxable income, no federal income tax provision has been reflected in the accompanying consolidated financial statements for the years ended December 31, 2004, 2003 and 2002. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate tax rates.

During 2004, 2003 and 2002, we declared dividends on our common stock of $2.52, $2.20 and $2.00 per share, respectively. During 2004, 2003 and 2002, we declared dividends on our Series A cumulative redeemable preferred stock of $1.72847, $2.375 and $2,375 per share, respectively. During 2004, 2003 and 2002, we declared dividends on our Series B cumulative redeemable preferred stock of $2.275, $2.275 and $1.662 per share, respectively. During 2004, we declared dividends on our Series C cumulative redeemable preferred stock of $0.61649. See Note 9, Preferred Stock and Excess Stock.

Impact of Recently Issued Accounting Standards

In March 2004, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board ("FASB") reached a consensus on Issue No. 03-1, "The Meaning of Other-Than-Temporary

Impairment and Its Application to Certain Investments" ("EITF 03-1"). EITF 03-1 provides guidance on other-than-temporary impairment of marketable debt and equity securities accounted for under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115") and non-marketable equity securities accounted for under the cost method. EITF 03-1 provides a three-step model to determine (1) when an investment is considered impaired; (2) whether the impairment is other-than-temporary; and (3) the measurement of the impairment loss. The guidance also requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. In addition, EITF 03-1 provides that a company does not have to estimate the fair value of an investment accounted for under the cost method if there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. In September 2004, the FASB issued FASB Staff Position ("FSP") No. EITF Issue 03-1-1, "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments", which delays the effective date of the recognition and measurement provisions of EITF 03-1 until certain implementation issues are addressed and a final FSP providing implementation guidance is issued. The Company adopted the disclosure guidance of EITF 03-1 in December 2004. We do not expect the adoption of the recognition and measurement provisions of EITF 03-1 to have a material impact on our financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). SFAS 123R requires measurement of all employee stock-based compensation awards using a fair value method and the recording of such expense in the financial statements. This eliminates the accounting for such awards using the intrinsic method pursuant to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). SFAS 123R is effective beginning in our third quarter of 2005. Upon adoption of SFAS 123R, we intend to use the modified-prospective transition method whereby compensation expense will be recognized relating to the remaining unvested portion of outstanding stock options at the time of adoption, and the expense will be recognized over the remaining service period. We do not expect the adoption of SFAS 123R to have a material impact on our financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, "Exchanges of Nonmonetary Assets" ("SFAS 153"), which amends Accounting Principles Board Opinion No. 29, "Accounting for Nonmonetary Transactions" ("APB 29"). SFAS 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. SFAS 153 is effective for nonmonetary asset exchanges beginning in our third quarter of 2005. We do not expect the adoption of SFAS 153 to have a material impact on our financial statements.

NOTE 3: RENTAL PROPERTIES, NET AND PROPERTIES UNDER DEVELOPMENT

Rental properties, net consist of the following (in thousands):

December 31,	2004	2003
Land	$ 217,201	$ 147,425
Buildings and improvements	1,246,888	854,152
Tenant and other improvements	139,823	122,280
	1,603,912	1,123,857
Less accumulated depreciation	(176,059)	(141,560)
	$ 1,427,853	$ 982,297

As of December 31, 2004 and 2003, certain of our rental properties were encumbered by deeds of trust and assignments of rents and leases associated with the properties. See Note 6, Secured Notes Payable. The net book values of encumbered properties as of December 31, 2004 and 2003 were $776,342,000 and $369,731,000, respectively.

We lease space under noncancelable leases with remaining terms of one to 19 years.

As of December 31, 2004 and 2003, approximately 83% and 88%, respectively, of our leases (on a square footage basis) required that the lessee pay substantially all taxes, maintenance, insurance and certain other operating expenses applicable to the leased properties. The decrease from 2003 to 2004 is primarily due to gross leases added to the portfolio from properties acquired in 2004. Gross leases are generally converted to triple net leases upon renewal or rollover.

Included in rental properties, net as of December 31, 2004 and 2003 were 17 and 10 properties, respectively, in our redevelopment program. The allocated net book values of the portion of these properties undergoing redevelopment as of December 31, 2004 and 2003 were approximately $150,627,000 and $65,559,000, respectively. Depreciation ceases on the portion of a property undergoing redevelopment during the period of redevelopment.

In accordance with SFAS 34, we capitalize interest to properties under development or redevelopment during the period an asset is undergoing activities to prepare it for its intended use. Capitalization of interest ceases after a project is substantially complete and ready for its intended use. In addition, should development activity cease, interest would be expensed as incurred. Total interest capitalized for the years ended December 31, 2004, 2003 and 2002 was $17,902,000, $13,941,000 and $13,519,000, respectively. Total interest incurred for the years ended December 31, 2004, 2003 and 2002 was $46,733,000, $41,571,000 and $40,294,000, respectively.

Minimum lease payments to be received under the terms of the operating lease agreements, excluding expense reimbursements, as of December 31, 2004, are as follows (in thousands):

Year	Amount
2005	$ 148,234
2006	142,641
2007	124,599
2008	116,317
2009	109,283
Thereafter	406,214
	$ 1,047,288

NOTE 4: INVESTMENTS

We hold equity investments in certain publicly-traded companies and privately held entities primarily involved in the life science industry. All of our investments in publicly-traded companies are considered "available for sale" in accordance with SFAS 115, and are recorded at fair value. Investments in privately held entities are generally accounted for under the cost method because we do not influence any operating or financial policies of the entities in which we invest. Certain investments are accounted for under the equity method in accordance with APB 18 and EITF Topic D-46. For all of our investments, if a decline in the fair value of an investment below its carrying value is determined to be other than temporary, such investment is written-down to its estimated fair value with a non-cash charge to current earnings. The factors that we consider in making these assessments include, but are not limited to, market prices, market conditions, prospects for favorable or unfavorable clinical trial results, new product initiatives and new collaborative agreements. For additional discussion of our accounting policies with respect to investments, see Note 2, Basis of Presentation and Summary of Significant Accounting Policies.

The following table summarizes our available-for-sale securities (in thousands):

December 31,	2004	2003
Adjusted cost of available-for-sale securities	$ 3,190	$ 1,257
Gross unrealized gains	16,110	837
Gross unrealized losses	(176)	(13)
Fair value of available-for-sale securities	$ 19,124	$ 2,081

Investments in available-for-sale securities with gross unrealized losses as of December 31, 2004 and 2003 have been in a continuous unrealized loss position for less than twelve months. We believe that these unrealized losses are temporary and accordingly we have not recognized an other-than-temporary impairment related to available-for-sale securities as of December 31, 2004 and 2003.

Our investments in privately held entities as of December 31, 2004 and 2003 totaled $48,295,000 and $45,045,000, respectively. Of these totals, $47,433,000 and $42,331,000 are accounted for under the cost method. The remainder ($862,000 and $2,714,000 for 2004 and 2003, respectively) are accounted for under the equity method in accordance with APB 18 and EITF Topic D-46. As of December 31, 2004 and 2003, there were no unrealized losses in our investments in privately held entities.

Net investment income of $2,436,000 and $536,000 was recognized in 2004 and 2003, respectively, and is included in other income in the accompanying consolidated statements of income. Net investment income in 2004 consisted of equity in income of $208,000 related to investments in privately held entities accounted for under the equity method, gross realized gains of $2,508,000, and gross realized losses of $280,000. Net investment income in 2003 consisted of equity in income of $306,000 related to investments in privately held entities accounted for under the equity method, gross realized gains of $532,000, and gross realized losses of $302,000. During 2002 we recognized an aggregate non-cash impairment charge of $2,545,000 for other-than-temporary declines in the fair value of our investments in private companies.

NOTE 5: UNSECURED LINE OF CREDIT AND UNSECURED TERM LOAN

In December 2004, we amended our unsecured line of credit to increase our borrowing capacity from $440 million to $500 million. Borrowings under our unsecured line of credit, as amended, bear interest at a floating rate based on our election of either a LIBOR-based rate or the higher of the bank's reference rate and the Federal Funds rate, plus 0.5%. For each LIBOR-based advance, we must elect a LIBOR period of one, two, three or six months. The unsecured line of credit expires December 2007 and may be extended at our sole option for an additional one-year period. As of December 31, 2004, we had borrowings of $298.0 million outstanding on the unsecured line of credit with a weighted average interest rate of 3.72%.

In December 2004, we amended our unsecured term loan to increase the loan from $150 million to $250 million. The unsecured term loan bears interest at a floating rate based on our election of either a LIBOR-based rate or the higher of the bank's reference rate and the Federal Funds rate, plus 0.5%. For each LIBOR-based advance, we must elect to fix for a period of one, two, three or six months. The unsecured term loan expires in December 2009. As of December 31, 2004, we had borrowings of $250.0 million outstanding on the unsecured term loan with a weighted average interest rate of 3.72%.

Our unsecured line of credit and unsecured term loan contain financial covenants, including, among other things, maintenance of minimum net worth, a leverage ratio and a fixed charge coverage ratio. In addition, the terms of the unsecured line of credit and unsecured term loan restrict, among other things, certain investments, indebtedness, distributions and mergers.

Aggregate borrowings under the unsecured line of credit and unsecured term loan may be limited to an amount based on the net operating income derived from a pool of unencumbered properties. Accordingly, as we acquire or complete the development or redevelopment of additional unencumbered properties, aggregate borrowings available under the unsecured line of credit and unsecured term loan will increase up to a maximum combined amount of $750 million. Under these provisions as of December

31, 2004, aggregate borrowings under our unsecured line of credit and unsecured term loan were limited to $666 million. Under the amended and restated unsecured line of credit and unsecured term loan, we have an option to increase our maximum available commitment by an additional $100 million.

We utilize interest rate swap agreements to hedge a portion of our exposure to variable interest rates associated with our unsecured line of credit and unsecured term loan. These agreements involve an exchange of fixed and floating interest payments without the exchange of the underlying principal amount (the "notional amount"). Interest received under all of our swap agreements is based on the one-month LIBOR rate. The net difference between the interest paid and the interest received is reflected as an adjustment to interest expense.

The following table summarizes our interest rate swap agreements as of December 31, 2004 (dollars in thousands):

Transaction Dates	Effective Dates	Notional Amounts	Effective at December 31, 2004	Interest Pay Rates	Termination Dates	Fair Values
July 2002	January 1, 2003	$ 25,000	$ 25,000	3.855%	June 30, 2005	$ (142)
July 2002	January 1, 2003	25,000	25,000	3.865%	June 30, 2005	(143)
November 2002	June 1, 2003	25,000	25,000	3.115%	December 31, 2005	(31)
November 2002	June 1, 2003	25,000	25,000	3.155%	December 31, 2005	(41)
December 2002	January 2, 2003	25,000	25,000	3.285%	June 30, 2006	(35)
December 2002	January 2, 2003	25,000	25,000	3.285%	June 30, 2006	(35)
December 2003	December 31, 2004	50,000	50,000	3.000%	December 30, 2005	(4)
December 2003	December 30, 2005	50,000	-	4.150%	December 29, 2006	(219)
December 2003	December 29, 2006	50,000	-	5.090%	October 31, 2008	(795)
March 2004	December 31, 2004	25,000	25,000	2.956%	December 31, 2006	186
March 2004	December 31, 2004	25,000	25,000	2.956%	December 31, 2006	186
April 2004	April 30, 2004	50,000	50,000	1.550%	April 29, 2005	173
April 2004	April 29, 2005	50,000	-	3.140%	April 28, 2006	81
April 2004	April 28, 2006	50,000	-	4.230%	April 30, 2007	(205)
April 2004	April 30, 2007	50,000	-	4.850%	April 30, 2008	(333)
June 2004	June 30, 2005	50,000	-	4.343%	June 30, 2007	(679)
December 2004	December 31, 2004	50,000	50,000	3.590%	January 2, 2008	(57)
December 2004	January 3, 2006	50,000	-	3.927%	July 1, 2008	3
Total Interest Rate Swap Agreements in Effect at December 31, 2004			$ 350,000			$ (2,090)

Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities", as amended by Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" establishes accounting and reporting standards for derivative financial instruments such as our interest rate swap agreements. Specifically, SFAS 133 requires us to reflect our interest rate swap agreements on the balance sheet at their estimated fair values. We use a variety of methods and assumptions based on market conditions and risks existing at each balance sheet date to determine the fair values of our interest rate swap agreements. These methods of assessing fair value result in a general approximation of value, and such value may never be realized.

All of our interest rate swap agreements meet the criteria to be deemed "highly effective" under SFAS 133 in reducing our exposure to variable interest rates. Accordingly, we have categorized these instruments as cash flow hedges. While we intend to continue to meet the conditions for such hedge accounting, if hedges did not qualify as "highly effective", the changes in the fair value of the derivatives used as hedges would be reflected in earnings.

We do not believe we are exposed to more than a nominal amount of credit risk in our interest rate swap agreements as our counterparties are established, well-capitalized financial institutions.

As of December 31, 2004 and 2003, our interest rate swap agreements have been classified in accounts payable, accrued expenses and tenant security deposits in the accompanying consolidated balance sheets at their fair values of approximately $2.1 million and $6.3 million, respectively. The offsetting adjustments of $2.1 million and $6.3 million, respectively, were reflected as deferred losses in accumulated other comprehensive income (loss) in the stockholders' equity section of the accompanying consolidated balance sheets. Balances in accumulated other comprehensive income (loss) are recognized in earnings as swap payments are made. During the next twelve months, we expect to reclassify $0.9 million from accumulated other comprehensive income (loss) to interest expense.

NOTE 6: SECURED NOTES PAYABLE

Secured notes payable consist of the following (in thousands):

December 31,	2004	2003
Secured notes payable, interest rates varying from 3.69% to 8.71%, (weighted average effective interest rate of 6.12% and 7.06% at December 31, 2004 and 2003, respectively), maturity dates ranging from September 2005 to August 2021	$ 635,432	$ 319,755
Unamortized premiums	3,514	252
Total secured notes payable	$ 638,946	$ 320,007

Our secured notes payable generally require monthly payments of principal and interest. The total net book values of properties securing debt were $776,342,000 and $369,731,000 at December 31, 2004 and 2003, respectively. At December 31, 2004, our secured notes payable were comprised of $437.2 million and $201.7 million of fixed and variable rate debt, respectively, compared to $297.5 million and $22.5 million of fixed and variable rate debt, respectively, at December 31, 2003.

Future principal payments due on secured notes payable as of December 31, 2004, are as follows (in thousands):

Year	Amount	Weighted Average Interest Rate(1)
2005	$ 23,227	5.67%
2006	206,889	5.69%
2007	16,709	6.35%
2008	115,514	6.30%
2009	42,210	6.89%
Thereafter	230,883	6.90%
Subtotal	635,432	6.12%
Unamortized premiums	3,514	
Total secured notes payable	$ 638,946	

(1) The weighted average interest rate is calculated based on the outstanding debt as of January 1st of each year.

NOTE 7: ISSUANCES OF COMMON STOCK

In February 2002, we sold 418,970 shares of our common stock. The shares were issued at a price of $39.46 per share, resulting in aggregate proceeds of approximately $16.1 million (after deducting underwriting discounts and other offering costs).

In July 2002, we sold 2,000,000 shares of our common stock. The shares were issued at a price of $41.07 per share, resulting in aggregate proceeds of approximately $81.4 million (after deducting underwriting discounts and other offering costs).

NOTE 8: NON-CASH TRANSACTIONS

In connection with the acquisitions of ten properties, in ten separate transactions, located in the Eastern Massachusetts, Southeast, Suburban Washington D.C. and San Diego markets in 2004, and the acquisition of a property located in the Eastern Massachusetts market in 2003, we assumed secured notes payable. The following table summarizes these transactions (in thousands):

	2004	2003	2002
Aggregate purchase price	$ 185,912	$ 6,900	$ -
Secured notes payable assumed	127,653	3,384	-
Cash paid for the properties	$ 58,259	$ 3,516	$ -

In connection with the sale of a property in the Eastern Massachusetts market in August 2003, the buyer assumed a secured note payable totaling $17.3 million.

In 2004, 2003 and 2002, we incurred $3,157,000, $3,354,000 and $3,993,000, respectively, in non-cash stock compensation expense.

NOTE 9: PREFERRED STOCK AND EXCESS STOCK

Series A Cumulative Redeemable Preferred Stock

In July 2004, we redeemed all 1,543,500 outstanding shares of our 9.50% Series A cumulative redeemable preferred stock ("Series A preferred stock") at a redemption price of $25.00 per share plus $0.5409722 per share representing accumulated and unpaid dividends to the redemption date. In accordance with EITF Topic D-42, we recorded a charge of approximately $1,876,000 to net income available to common stockholders during the second quarter of 2004 for costs related to the redemption of the Series A preferred stock. We redeemed our Series A preferred stock with proceeds from the Series C preferred stock offering.

Series B Cumulative Redeemable Preferred Stock

In January 2002, we completed a public offering of 2,300,000 shares of our 9.10% Series B cumulative redeemable preferred stock ("Series B preferred stock") (including the shares issued upon exercise of the underwriters' over-allotment option). The shares were issued at a price of $25.00 per share, resulting in aggregate proceeds of approximately $55.1 million (after deducting underwriters' discounts and other offering costs). The dividends on our Series B preferred stock are cumulative and accrue from the date of original issuance. We pay dividends quarterly in arrears at an annual rate of $2.275 per share. Our Series B preferred stock has no stated maturity, is not subject to any sinking fund or mandatory redemption and is not redeemable prior to January 22, 2007, except in order to preserve our status as a REIT. Investors in our Series B preferred stock generally have no voting rights. On or after January 22, 2007, we may, at our option, redeem our Series B preferred stock, in whole or in part, at any time with proceeds from the sale of equity securities at a redemption price of $25.00 per share, plus accrued and unpaid dividends.

Series C Cumulative Redeemable Preferred Stock

In June 2004, we completed a public offering of 5,185,500 shares of our 8.375% Series C cumulative redeemable preferred stock ("Series C preferred stock") (including the shares issued upon exercise of the underwriters' over-allotment option). The shares were issued at a price of $25.00 per share, resulting in aggregate proceeds of approximately $124.0 million (after deducting underwriters' discounts and other offering costs). The proceeds were used to redeem our Series A preferred stock with the remaining portion used to pay down our unsecured line of credit. The dividends on our Series C preferred stock are cumulative and accrue from the date of original issuance. We pay dividends quarterly in arrears at an annual rate of $2.09375 per share. Our Series C preferred stock has no stated maturity, is not subject to any sinking fund or mandatory redemption and is not redeemable prior to June 29, 2009, except in order to preserve our status as a REIT. Investors in our Series C preferred stock generally have no voting rights.

On or after June 29, 2009, we may, at our option, redeem our Series C preferred stock, in whole or in part, at any time for cash at a redemption price of $25.00 per share, plus accrued and unpaid dividends.

Preferred Stock and Excess Stock Authorizations

Our charter authorizes the issuance of up to 100,000,000 shares of preferred stock, of which 7,485,500 shares were issued and outstanding as of December 31, 2004. In addition, 200,000,000 shares of "excess stock" (as defined) are authorized, none of which were issued and outstanding at December 31, 2004.

NOTE 10: COMMITMENTS AND CONTINGENCIES

Employee Retirement Savings Plan

We have a retirement savings plan pursuant to Section 401(k) of the Internal Revenue Code whereby our employees may contribute a portion of their compensation to their respective retirement accounts, in an amount not to exceed the maximum allowed under the Internal Revenue Code. We have elected to provide discretionary profit sharing contributions (subject to statutory limitations), which amounted to $515,000, $461,000 and $428,000, respectively, for the years ended December 31, 2004, 2003 and 2002. Employees who participate in the plan are immediately vested in their contributions and in the contributions of the company.

Concentration of Credit Risk

We maintain our cash and cash equivalents at insured financial institutions. The combined account balances at each institution periodically exceed FDIC insurance coverage, and, as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage. We believe that the risk is not significant.

We are dependent on rental income from relatively few tenants in the life science industry. The inability of any single tenant to make its lease payments could adversely affect our operations. As of December 31, 2004, we held leases with a total of 213 tenants and 64 of our 112 properties were each leased to a single tenant. At December 31, 2004, our three largest tenants accounted for approximately 11.6% of our aggregate annualized base rent.

We generally do not require collateral or other security from our tenants, other than security deposits. In addition to security deposits held in cash, we held $32.9 million in irrevocable letters of credit available from certain tenants as security deposits for 73 leases as of December 31, 2004.

Commitments

As of December 31, 2004, we were committed under the terms of construction contracts to complete the construction of properties under development at a remaining aggregate cost of $18.3 million.

As of December 31, 2004, we were also committed to fund approximately $23.2 million for the construction of building infrastructure improvements under the terms of leases and/or construction contracts and approximately $17.2 million for certain investments.

Ground lease obligations as of December 31, 2004 include leases at seven of our properties and one land development parcel. These lease obligations, of approximately $65.3 million, have remaining lease terms of 28 to 51 years, exclusive of extension options.

NOTE 11: STOCK OPTION PLANS AND STOCK GRANTS

1997 Stock Plan

In 1997, we adopted a stock option and incentive plan (the "Stock Plan") for the purpose of attracting and retaining the highest quality personnel, providing for additional incentives and promoting the success of the company by providing employees the opportunity to acquire common stock pursuant to (i) options to purchase common stock; and (ii) share awards. As of December 31, 2004, a total of 218,790 shares were reserved for the granting of future options and share awards under the Stock Plan.

Options under our plan have been granted at prices that are equal to the market value of the stock on the date of grant and expire ten years after the date of grant. Employee options vest ratably in three annual installments from the date of grant. Non-employee director options vest immediately on the date of grant. The options outstanding under the Stock Plan expire at various dates through October 2012.

In addition, the Stock Plan permits us to issue share awards to our employees and non-employee directors. A share award is an award of common stock, which (i) may be fully vested upon issuance or (ii) may be subject to the risk of forfeiture under Section 83 of the Internal Revenue Code. Shares issued generally vest over a one to three year period from the date of issuance and the sale of the shares is restricted prior to the date of vesting. During 2004, we awarded 130,143 shares of common stock. The unearned portion of these awards is amortized as stock compensation expense on a straight-line basis over the vesting period.

The fair value of the options issued under the Stock Plan was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2004, 2003 and 2002:

Year Ended December 31,	2004	2003	2002
Risk-free interest rate	3.94%	3.65%	2.69%
Dividend yield	3.79%	3.95%	4.04%
Volatility factor of the expected market price	21.50%	21.20%	22.04%
Weighted average expected life of the options	6.7 years	7.0 years	4.8 years

A summary of the stock option activity under our Stock Plan and related information for the years ended December 31, 2004, 2003 and 2002 follows:

	2004 Stock Options	2004 Weighted Average Exercise Price	2003 Stock Options	2003 Weighted Average Exercise Price	2002 Stock Options	2002 Weighted Average Exercise Price
Outstanding-beginning of year	809,583	$ 35.39	1,011,166	$ 34.39	849,870	$ 29.68
Granted	-	-	-	-	337,000	44.44
Exercised	(200,252)	35.44	(197,583)	30.08	(124,371)	29.70
Forfeited	(2,000)	42.15	(4,000)	43.23	(51,333)	33.75
Outstanding-end of year	607,331	$ 35.36	809,583	$ 35.39	1,011,166	$ 34.39
Exercisable at end of year	500,000	$ 33.38	533,420	$ 31.35	514,169	$ 26.89
Weighted average fair value of options granted		$ -		$ -		$ 6.05

The following table summarizes information about stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/04	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 12/31/04	Weighted Average Exercise Price
$20.00-$32.06	243,325	2.92	$ 24.77	243,325	$ 24.77
$32.94-$43.50	260,006	6.70	$ 40.36	189,007	$ 39.35
$44.99-$47.69	104,000	7.47	$ 47.63	67,668	$ 47.68

NOTE 12: QUARTERLY FINANCIAL DATA (UNAUDITED)

Following is a summary of consolidated financial information on a quarterly basis for 2004 and 2003:

(In thousands, except per share amounts)	Quarter First	Second	Third	Fourth
2004				
Revenues	$ 42,775	$ 43,523	$ 46,510	$ 50,476
Net income available to common stockholders	$ 13,115	$ 9,757	$ 11,370	$ 11,482
Income per common share:				
Net income available to common stockholders-basic	$ 0.68	$ 0.51	$ 0.59	$ 0.59
Net income available to common stockholders-diluted	$ 0.67	$ 0.50	$ 0.58	$ 0.58
2003				
Revenues	$ 40,039	$ 39,455	$ 40,085	$ 40,979
Net income available to common stockholders	$ 9,925	$ 10,324	$ 19,369	$ 11,127
Income per common share:				
Net income available to common stockholders-basic	$ 0.53	$ 0.54	$ 1.02	$ 0.58
Net income available to common stockholders-diluted	$ 0.52	$ 0.54	$ 1.00	$ 0.57

NOTE 13: DISCONTINUED OPERATIONS

The following is a summary of operations and net assets of the properties included in discontinued operations presented in compliance with SFAS 144 (in thousands):

Year Ended December 31,	2004	2003	2002
Total revenue	$ 14	$ 5,449	$ 7,207
Operating expenses	15	1,404	1,692
Revenue less operating expenses	(1)	4,045	5,515
Interest	-	924	1,431
Depreciation	-	268	1,173
(Loss) income before gain/loss on sales of property and non-cash impairment charge	(1)	2,853	2,911
Gain/loss on sales of property	1,627	8,286	-
Non-cash impairment charge	-	-	(1,150)
Income from discontinued operations, net	$ 1,626	$ 11,139	$ 1,761

December 31	2004	2003
Properties held for sale, net	$ -	$ 3,518
Tenant security deposits and other restricted cash	-	6
Tenant receivables	-	82
Deferred rent	-	8
Other assets	-	66
Total assets	$ -	$ 3,680
Accounts payable, accrued expenses and tenant security deposits	$ -	$ 79
Total liabilities	-	79
Net assets of discontinued operations	$ -	$ 3,601

Income from discontinued operations, net includes the operating results of one property we sold during 2004, three properties we sold during 2003 and four properties that have been designated as "held for sale" at December 31, 2002 under the provisions of SFAS 144. See Note 2, Basis of Presentation and Summary of Significant Accounting Policies.

During the first quarter of 2004, we sold one property located in the Suburban Washington D.C. market that had been designated as "held for sale" as of December 31, 2003. The total sale price for the property was approximately $5.7 million. In connection with the sale, we recorded a gain on sale of property of approximately $1.6 million. During the fourth quarter of 2003, we sold one property located in the Suburban Washington D.C. market that had been designated as "held for sale" during the fourth quarter of 2003. The total sale price for the property was approximately $9.0 million. In connection with the sale, we recorded a loss on sale of property of approximately $36,000. During the third quarter of 2003, we sold one property located in the Eastern Massachusetts market that had been previously designated as "held for sale" as of December 31, 2002. The total sale price for the property was approximately $46.5 million. In connection with this sale, we recorded a gain on sale of property of approximately $8.8 million. Interest expense included in discontinued operations represents interest related to a secured note payable, which was assumed by the buyer in connection with the sale of this property. During the first quarter of 2003, we sold one property located in the San Francisco Bay market which could not be redeveloped pursuant to our original strategic objectives and that had been designated as "held for sale" as of December 31, 2002. The total sale price for the property was approximately $6.8 million. In connection with this sale, we recorded a loss on sale of property of approximately $455,000 in 2003. Gains and losses on sales of these properties are included in the income statement in income from discontinued operations, net. The non-cash impairment charge of $1.2 million in discontinued operations in 2002 relates to the reduction in the net book value as of December 31, 2002 of the property in the San Francisco Bay market which could not be redeveloped and was sold in the first quarter of 2003.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Alexandria Real Estate Equities, Inc. and Subsidiaries

Our common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "ARE". As of March 11, 2005, there were approximately 239 holders of record of our common stock (excluding beneficial owners whose shares are held in the name of CEDE & Co.). The following table sets forth the quarterly high and low sales prices per share of our common stock as reported on the NYSE and the distributions paid by us with respect to each such period.

Period	High	Low	Per Share Distribution
2004			
Fourth Quarter	$ 75.24	$ 65.51	$ 0.66
Third Quarter	$ 66.67	$ 56.50	$ 0.64
Second Quarter	$ 64.76	$ 50.88	$ 0.62
First Quarter	$ 65.20	$ 57.30	$ 0.60

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Alexandria Real Estate Equities, Inc. and Subsidiaries

Certain statements made in this Annual Report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, prospective and current investors are cautioned not to place undue reliance on such forward-looking statements. A list of factors that could cause actual results to differ from those set forth or contemplated in the forward-looking statements is included in our annual report on Form 10-K. We disclaim any obligation to update such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this or any other document. Readers of this Annual Report should also read our reports publicly filed with the Securities and Exchange Commission for further discussion.

CERTIFICATIONS

Alexandria Real Estate Equities, Inc. and Subsidiaries

Our Chief Executive Officer and Chief Financial Officer file certifications regarding the quality of our public disclosure with the Securities and Exchange Commission pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. These certifications are included as an exhibit to our 2004 annual report on Form 10-K that we have filed with the Securities and Exchange Commission.

We have filed with the New York Stock Exchange (NYSE) the Certification of our Chief Executive Officer confirming that we have complied with the NYSE corporate governance listing standards.

DIRECTORS AND OFFICERS / CORPORATE INFORMATION

Alexandria Real Estate Equities, Inc. and Subsidiaries

BOARD OF DIRECTORS

Jerry M. Sudarsky
Chairman of the Board of Directors
Alexandria Real Estate Equities, Inc.

Joel S. Marcus
Chief Executive Officer
Alexandria Real Estate Equities, Inc.

James H. Richardson
President
Alexandria Real Estate Equities, Inc.

Richard B. Jennings
President
Realty Capital International Inc.

Richard H. Klein, CPA
Founder and Chief Executive Officer
Chefmakers Cooking Academy

Alan G. Walton, Ph.D., D.Sc.
General Partner
Oxford BioScience Partners

Richmond A. Wolf
Director - Office of Technology Transfer
California Institute of Technology

SENIOR OFFICERS

Joel S. Marcus
Chief Executive Officer

James H. Richardson
President

Peter J. Nelson
Secretary

Dean A. Shigenaga
Chief Financial Officer

Vincent R. Ciruzzi
Senior Vice President, Construction and Development

COMMON STOCK

Listed on the New York Stock Exchange
Symbol ARE

CORPORATE OFFICES

135 North Los Robles Avenue
Suite 250
Pasadena, CA 91101
(626) 578-0777

TRANSFER AGENT

American Stock Transfer and Trust Company
59 Maiden Lane
New York, NY 10038
(212) 936-5100

LEGAL COUNSEL

Mayer, Brown, Rowe & Maw LLP
Los Angeles, California

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
Los Angeles, California

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 12 noon, May 19, 2005, at the St. Regis Monarch Beach Resort & Spa, One Monarch Beach Resort, Dana Point, California.

SEC FORM 10-K

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission is available without charge, upon written request to:

Corporate Information
Alexandria Real Estate Equities, Inc.
135 North Los Robles Avenue
Suite 250
Pasadena, CA 91101
(626) 396-4828
www.labspace.com

PRINTING COLORGRAPHICS **DESIGN** OPTO **CONSULTING DESIGNERS** KELLY ATKINS AND NANCY CAAL